FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




             THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
                     2005 CONSOLIDATED RESULTS - HIGHLIGHTS


   - Operating profit excluding loan impairment charges and other credit risk provisions up 7.2 per cent to HK$45,408 million (HK$42,375 million in 2004).
   - Pre-tax profit up 3.9 per cent to HK$45,249 million (HK$43,536 million in 2004).
   - Attributable profit up 2.3 per cent to HK$32,873 million (HK$32,148 million in 2004).
   - Return on average shareholders' funds of 37.4 per cent (43.1 per cent in 2004).
   - Assets up 7.5 per cent to HK$2,673 billion (HK$2,487 billion at the end of 2004).
   - Total capital ratio of 12.4 per cent; tier 1 capital ratio of 11.7 per cent (11.9 per cent and 11.4 per cent at 31 December 2004).
   - Cost efficiency ratio of 41.2 per cent (38.8 per cent for 2004).

Comparative figures have been restated to reflect the adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, details of which are set out in the appendix.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Comment by Vincent Cheng, Chairman

In 2005, The Hongkong and Shanghai Banking Corporation recorded a pre-tax profit of HK$45,249 million, an increase of 3.9 per cent over 2004. Over the course of the year, further investments were made in our customer group businesses. These resulted in significant increases in pre-tax profits in our Personal Financial Services and Commercial Banking businesses of 24.9 per cent, to HK$21,640 million, and 26.2 per cent, to HK$11,131 million, respectively. In Corporate, Investment Banking and Markets, a strong trading performance was offset by a sharp decline in net interest income against a backdrop of exceptionally difficult market conditions. Loan impairment charges and other credit provisions recorded a net charge of HK$2,064 million against a credit of HK$862 million in the previous period, reflecting higher provisions against credit card lending outside Hong Kong, and higher individually assessed provisions in Commercial Banking in Hong Kong.

Highlights include:

- In Hong Kong, HSBC reinforced its position as the number one card issuer with
  4.0 million cards in force. In the rest of Asia-Pacific, cards in issue grew by 32.7 per cent.
- Card spending increased by HK$31.3 billion and receivables grew by 30.0 per cent.
- Insurance income from personal customers rose by 19.3 per cent to HK$4,522 million.
- In Commercial Banking, net interest income increased by HK$4,024 million, or
  57.0 per cent.
- Net fee income in Commercial Banking was 10.0 per cent higher, supported by strong trade finance activity in Hong Kong and mainland China.
- In Corporate, Investment Banking and Markets, net fee income rose by 7.5 per cent to HK$5,388 million.
- HSBC acted as the joint global co-ordinator of the Hong Kong Government's HK$22 billion Link Real Estate Investment Trust ('REIT')initial public offering ('IPO'), the largest ever real estate offering and REIT IPO in the world.

Further progress was made with our investments in mainland China. At the end of December 2005, Bank of Communications had issued 650,000 credit cards co-branded with HSBC. In August, we obtained formal approval to increase HSBC's stake in Ping An by 9.91 per cent to 19.9 per cent. We also entered into an insurance agency agreement to sell Ping An products through HSBC branches. We have obtained regulatory approval to set up a fund management joint venture with Shanxi Trust and Investment Corporation Limited, which is to be renamed HSBC Jintrust Fund Management Company Limited and will be headquartered in Shanghai.

Other investments to support the continued expansion of our businesses include the acquisition of a 10.0 per cent stake in Vietnam Technological and Commercial Joint Stock Bank (Techcombank), Vietnam's third largest joint stock bank, and the opening of three new branches in Korea. In Personal Financial Services, headcount rose to support business expansion in the region, including the recruitment of additional financial planning managers in Hong Kong and sales staff in the rest of Asia-Pacific. In Commercial Banking, the number of relationship managers and support staff increased, although savings were made from initiatives to handle business through low cost channels.

The prospects for the Hong Kong economy are encouraging in 2006. The territory's two-year recovery remains on track, with consumer spending continuing to be a key driver of economic growth coupled with revived confidence and improved job prospects in the territory. However, competition in the financial services industry is likely to remain intense, with a flat yield curve posing significant challenges to interest rate management in the first half of the year.

We are also encouraged by the prospects for mainland China and the rest of Asia-Pacific. Fuelled by a growing United States economy and growing intra-regional trade coupled with strengthening domestic demand, the Mainland and the rest of Asia-Pacific are expected to continue to experience solid economic growth in 2006. Asia is expected to remain at the centre of the rapid growth of the global economy.


Results by Customer Group

                                                        Corporate,
                                                        Investment
                            Personal                       Banking
                           Financial     Commercial            and   Private
Figures in HK$m             Services        Banking        Markets   Banking      Other      Total

Year ended 31Dec05

Net interest income           26,801         11,089          8,725        63     (3,187)    43,491

Net fee income                 8,050          4,524          5,388        55         80     18,097

Net trading income               683            638          7,215        10     (1,366)     7,180

Net income from financial
  instruments designated at
  fair value                     666           (648)           122         -        244        384

Gains less losses from
  financial investments            -             23             19         -        714        756

Dividend income                    5             14            167         -        182        368

Net earned insurance
  premiums                    18,437            756            147         -          -     19,340

Other operating income^        1,984            295            572        13      2,033      4,897

Total operating income        56,626         16,691         22,355       141     (1,300)    94,513

Net insurance claims
 incurred and movement in
 policyholder liabilities    (16,889)          (330)           (72)        -          -    (17,291)

Net operating income
  before loan impairment
  charges and other credit
  risk provisions             39,737         16,361         22,283       141     (1,300)    77,222

Loan impairment charges
  and other credit
  risk provisions             (1,344)          (896)           165         -         11     (2,064)

Net operating income          38,393         15,465         22,448       141     (1,289)    75,158

Operating expenses^          (16,932)        (5,424)        (9,642)     (113)       297    (31,814)

Operating profit              21,461         10,041         12,806        28       (992)    43,344

Share of profit in associates    179          1,090            446         -        190      1,905

Profit before tax             21,640         11,131         13,252        28       (802)    45,249

Share of pre-tax profit         47.8%          24.6%          29.3%        -       (1.7%)    100.0%

                                                        Corporate,
                                                        Investment
                            Personal                       Banking
                           Financial    Commercial             and   Private                 Total
Figures in HK$m             Services       Banking         Markets   Banking      Other   restated

Year ended 31Dec04

Net interest income           20,785         7,065          11,258        35     (2,173)    36,970

Net fee income                 7,524         4,111           5,012        42       (408)    16,281

Net trading income               617           520           5,795         5         66      7,003

Net investment income on
  assets backing
  policyholder
  liabilities                  1,088            81               -         -       (271)       898

Gains less losses from
  financial investments          (13)            1              64         -      1,445      1,497

Dividend income                   18             6              17         -        122        163

Net earned insurance premiums 13,186           751             148         -          -     14,085

Other operating income^        2,439           449             883         1        342      4,114

Total operating income        45,644        12,984          23,177        83       (877)    81,011

Net insurance claims
  incurred and movement
  in policyholder
  liabilities                (11,441)         (191)            (93)        -          -    (11,725)

Net operating income
  before loan impairment
  charges and other credit
  risk provisions             34,203        12,793          23,084        83       (877)    69,286

Loan impairment
  charges and other
  credit risk provisions      (1,290)          638           1,519         -         (5)       862

Net operating income          32,913        13,431          24,603        83       (882)    70,148

Operating expenses^          (15,659)       (4,784)         (7,288)      (74)       894    (26,911)

Operating profit              17,254         8,647          17,315         9         12     43,237

Share of profit
  in associates                   73           170              20         -         36        299

Profit before tax             17,327         8,817          17,335         9         48     43,536

Share of pre-tax profit         39.8%         20.3%           39.8%        -        0.1%     100.0%



^ Other operating income and operating expenses in 'Other' include an adjustment of HK$4,305 million to eliminate intra-group items (2004: HK$4,953 million).

Personal Financial Services reported profit before tax of HK$21,640 million, which was HK$4,313 million, or 24.9 per cent, higher than 2004. There was strong growth in Hong Kong of HK$4,482 million, or 27.6 per cent, in profit before tax, driven primarily by the widening of deposit spreads following the rises in Hong Kong dollar and US dollar interest rates this year. In the rest of Asia-Pacific, profit before tax fell by 15.9 per cent to HK$902 million due to higher impairment provisions, while operating profit excluding loan impairment charges increased by 15.8 per cent, reflecting continued expansion across the region, particularly in mortgages and credit cards, and improved deposit spreads.

Net interest income increased by HK$6,016 million, or 28.9 per cent, compared with 2004. In Hong Kong, net interest income improved by HK$4,656 million, or
29.6 per cent. During 2005, interest rates in Hong Kong rose significantly, reflecting rising US dollar interest rates. In addition, adjustments to the HK$:
US$ Linked Exchange Rate System reduced the likelihood of an upward realignment of the Hong Kong dollar, prompting a reversal of much of the inward flows from investors that had depressed local market rates in 2004. This led to a widening of deposit spreads to more normal levels compared with the exceptionally low levels experienced in 2004. Competition in the Hong Kong mortgage market remained intense and margins were impacted by the rising cost of funds. In the rest of Asia-Pacific, net interest income rose by HK$1,362 million, or 26.8 per cent, reflecting strong asset and deposit growth across the region. Mortgage lending increased in Australia, Taiwan, Korea, Singapore and India, benefiting from increased use of a direct sales force and successful promotional campaigns, although spreads narrowed in the face of competitive pressures on pricing and higher funding costs. Interest earned on credit cards was higher, notably in Indonesia, the Philippines, India and Taiwan, reflecting strong growth in receivables. The deposit base expanded in a number of countries, particularly mainland China and Singapore, and rising interest rates led to a widening of deposit spreads. Net interest income in 2005 also includes income of HK$989 million from held-to-maturity investments in the insurance business; such income was included in 'Net investment income on assets backing policyholder liabilities' in 2004.

Net fee income of HK$8,050 million was 7.0 per cent higher than in 2004, largely attributable to strong growth in the sales of wealth management and insurance products throughout the rest of Asia-Pacific and higher credit card fee income. Total revenue from wealth management and insurance products for the group grew by HK$547 million, or 7.0 per cent. Fee income from unit trust sales fell by
21.5 per cent, driven by a change in market sentiment in Hong Kong as, in the higher interest rate environment and with a flattening yield curve, investors reduced their demand for longer-term equity-related investments. Sales of structured deposit products in Hong Kong, however, remained strong as income grew by 69.2 per cent, reflecting increased marketing effort, an enhanced product range and the use of private placement arrangements. Broking and custody income decreased by 6.0 per cent, in line with the fall in retail securities turnover in Hong Kong.

Fee income from credit cards was HK$435 million, or 20.7 per cent, higher than in 2004, as the group maintained its position as the largest card issuer in Hong Kong, with 4.0 million cards in force. In the rest of Asia-Pacific, cards in issue grew by 32.7 per cent. Innovative and targeted promotional campaigns, together with an enhanced rewards programme, led to increased card spending of HK$31.3 billion in Hong Kong and the region, and receivables grew by 30.0 per cent.

The group has continued to grow and develop its insurance business. Overall, insurance income from personal customers rose by 19.3 per cent to HK$4,522 million. Life assurance income grew, attributable to an enhanced range of insurance and investment products. Revenues from general insurance and the mandatory provident fund business were also higher.

The charge for loan impairment increased, by HK$54 million to HK$1,344 million, reflecting higher provisions against credit card lending in the rest of Asia-Pacific, in line with the significant growth in receivables throughout the region, and a sharp rise in provisions in Taiwan reflecting higher delinquency levels. In Hong Kong, however, there were lower provisions in the credit card, mortgage and other personal lending portfolios, as the economy continued to recover with falling unemployment, lower bankruptcies and higher residential property prices.

Operating expenses increased by HK$1,273 million, or 8.1 per cent, over 2004. Headcount rose to support business expansion across the region and included the recruitment of additional financial planning managers in Hong Kong and sales staff in the rest of Asia-Pacific. Performance-related pay rose in line with the increase in sales revenues. Higher marketing costs were incurred, particularly for mortgages, credit cards, insurance and investment products, in order to raise brand awareness and increase market penetration, particularly in the rest of Asia-Pacific. Investment in technology increased to support higher business volumes, new product lines and the continued development of alternative distribution channels. The increase was partly mitigated by the impact of a change in the allocation of certain centrally borne expenses to customer groups.

Income from associates includes a full 12 months' share of profits from Bank of Communications attributable to Personal Financial Services.

Commercial Banking reported profit before tax of HK$11,131 million, an increase of 26.2 per cent over 2004, attributable primarily to improved deposit spreads, as well as balance sheet growth. Profit before tax in Hong Kong grew by 5.3 per cent to HK$7,504 million, and in the rest of Asia-Pacific to HK$3,615 million from HK$1,681 million. Operating profit excluding loan impairment provisions rose by 40.4 per cent and 22.8 per cent in Hong Kong and the rest of Asia-Pacific respectively.

Net interest income increased by HK$4,024 million, or 57.0 per cent, compared with 2004. This reflected a 10.3 per cent growth in advances since the end of 2004, and improvements in deposit spreads following rises in Hong Kong dollar and US dollar interest rates, coupled with increased active management of the commercial banking deposit base. The benefit was, however, partly offset by competitive pressure on lending margins. In Hong Kong, advances to the property, manufacturing, trading and retail sectors grew, with higher new lending and increased utilisation of existing facilities. The introduction of Core Business Banking Centres in 2004, together with an increase in the number of dedicated relationship managers to serve key accounts, and the implementation of a pre-approved lending programme for small- and medium-sized enterprises, contributed to the growth in lending and deposits. The group continued to benefit from the growth in international trade and the expansion of the Mainland economy. Business links between Hong Kong and mainland China continue to be developed, and three new branches and a sub-branch, with commercial banking presence, were opened. Throughout the region, the sales force and number of relationship managers have increased to take advantage of cross-selling opportunities for insurance and investment products, as well as expanding lending and deposit-taking activities. In the rest of Asia-Pacific, net interest income increased, notably in Singapore, mainland China and Taiwan, as a result of asset and deposit growth and improved deposit spreads. Net interest income also includes income of HK$694 million from held-to-maturity investments in the insurance business; this was included in 'Net investment income on assets backing policyholder liabilities' in 2004.

Net fee income at HK$4,524 million was 10.0 per cent higher than 2004. Trade finance activity in Hong Kong and mainland China remained strong, and fee income rose despite increased market competition. The marketing of foreign exchange products such as swaps and options, and of remittance services to Hong Kong customers engaged in international trade was also successful in contributing to revenues. Growth in fees elsewhere in the region was strong, particularly in Indonesia, Bahrain, Vietnam and Thailand, attributable to the expansion of lending and particular focus on developing relationships with customers involved in international trade. Income from the sale of wealth management products fell, reflecting a fall in demand for unit trusts in Hong Kong, partly offset by growth in structured deposits. Income from insurance increased by 6.4 per cent (or 10.7 per cent on an underlying basis, as 2005 includes the allocation of certain commissions to Personal Financial Services) despite intense market competition, with a new commercial banking insurance division established in Hong Kong to provide customer-focused commercial insurance solutions and services.

There was a swing of HK$1,534 million in loan impairment provisions to a net charge of HK$896 million from a net credit of HK$638 million in 2004, as 2004 benefited from a general provision release. In 2005, there were higher new individual provisions, and lower releases and recoveries, in the bank in Hong Kong and Hang Seng Bank, partly offset by lower new provisions and higher releases in mainland China, and an increase in releases in India.

Operating expenses rose by HK$640 million, or 13.4 per cent, as the number of relationship managers and support staff increased, although savings were made from initiatives to handle business via low cost channels. This included the enhancement of internet banking for which customer numbers have increased by over 40 per cent. The proportion of commercial banking transactions handled at branch counters fell by more than 10 per cent and now only account for around 65 per cent of all transactions. In mainland China and Korea, costs were driven by increased investment to expand the branch network. A change in the allocation of certain centrally borne expenses to customer groups also contributed to the cost growth.

Income from associates includes a full 12 months' share of profits from Bank of Communications and Industrial Bank attributable to Commercial Banking.

Corporate, Investment Banking and Markets reported profit before tax of HK$13,252 million, 23.6 per cent lower than 2004, as a result of a decline in net interest income in Global Markets which more than offset a strong trading performance.

Net interest income fell by HK$2,533 million, or 22.5 per cent, compared with last year. In Corporate and Institutional Banking, deposit spreads improved following rises in Hong Kong and US dollar interest rates, which together with growth in loans, contributed to an increase in net interest income of 41.4 per cent. The payments and cash management business performed exceptionally well, with new mandates won as a result of further enhancements to the product range and the group's cross-border coverage. Liability balances increased following the successful implementation of complex cash management solutions across the region. In addition, India, Taiwan and Korea benefited from the growth in deposits from securities custody and clearing customers. In Global Markets, the adoption of new accounting standards affected trading income through the reclassification of interest and dividend income on trading assets and liabilities from 'Net interest income' and 'Dividend income', to 'Net trading income'. This added HK$817 million to net interest income but was, however, more than offset by the maturity of higher yielding assets, rising short-term rates and flat yield curves, resulting in less profitable reinvestment opportunities. There was also a reclassification of HK$199 million from 'Net interest income' to 'Net income from financial instruments at fair value'.

Net fee income rose by 7.5 per cent to HK$5,388 million, principally due to the inclusion of a full year's profits from the Bank of Bermuda businesses, which were integrated into the group at the end of 2004 and contributed HK$1,219 million to revenues. Corporate and Institutional Banking saw an increase in fees and commissions from the securities custody and clearing business, which benefited from increased stock market activity across the region, notably in Korea and India. The group's expertise in trade services and a well-established network in Asia-Pacific were key factors in securing new business in 2005, resulting in fee growth, particularly in India. Investment banking revenues declined, reflecting a decrease in structured finance transactions, although fee income from the underwriting advisory business rose, with HSBC acting as joint global co-ordinator for three of the five largest IPOs in Hong Kong this year. These were the Hong Kong Government's HK$22.0 billion REIT IPO, the largest ever real estate offering and REIT IPO in the world, the HK$16.8 billion IPO by Bank of Communications and the HK$9.5 billion IPO of China COSCO Holdings.

Net trading income increased by HK$1,420 million, or 24.5 per cent, over 2004, notwithstanding the inclusion of the net interest expense of HK$817 million on trading assets and liabilities this year. In Hong Kong, investments made in enhancing the structured products platform resulted in increased revenues in foreign exchange options, equity derivatives, structured credit derivatives and interest rate derivatives, but were partly offset by lower revenues generated from capital-guaranteed investment solutions provided to the personal and commercial banking businesses, as retail investors switched to deposit products in the higher interest rate environment. Debt securities trading benefited from correct positioning, with tightening in short-term corporate spreads in the low Hong Kong dollar interest rate environment in the first quarter of 2005. This was, however, partly offset by losses on certain high yield bonds, following the downgrading of certain companies in the automobile sector during the second quarter, as well as a difficult credit trading environment later in the year, reflecting low volatility in credit spreads.

In the rest of Asia-Pacific, excellent progress was made in the roll-out of structured products, particularly in Korea, Singapore and Taiwan. Foreign exchange revenues also improved, notably in Indonesia, benefiting from currency volatility and the group's growing customer franchise in the region.

There was a net release of loan impairment provisions of HK$165 million, HK$1,354 million lower than the release in 2004. The credit environment in Hong Kong remained stable, but there were lower releases and recoveries of individual and collective provisions this year.

Operating expenses increased by 32.3 per cent compared with 2004, reflecting higher staff costs and the inclusion of costs relating to the Asia-Pacific operations of Bank of Bermuda. Headcount increased to support business expansion, including the build up of the investment banking division and the recruitment of senior relationship managers to extend coverage along industry sector lines. The cost base was further impacted by a change in the allocation of certain centrally allocated overheads to customer groups and a rise in cost recharges in respect of global management functions.

Income from associates includes a full 12 months' share of profits from Bank of Communications and Industrial Bank attributable to Corporate, Investment Banking and Markets.

Other includes income and expenses relating to staff housing loans, certain property activities, and investment and other activities that are not allocated to other customer groups.

Net interest income was lower, reflecting an increase in preference shares issued, coupled with higher funding costs. The surplus on property revaluation and profits from property sales were higher, offset by lower gains on the disposal and revaluation of long-term investments.

Consolidated Income Statement

                                                   Year ended          Year ended
                                                      31Dec05             31Dec04
Figures in HK$m                                                          restated

Interest income                                        80,199              57,947
Interest expense                                      (36,708)            (20,977)
Net interest income                                    43,491              36,970
Fee income                                             21,671              19,476
Fee expense                                            (3,574)             (3,195)
Net fee income                                         18,097              16,281
Net trading income                                      7,180               7,003
Net income from financial
  instruments designated
  at fair value                                           384                   -
Net investment income on
  assets backing policyholder
  liabilities                                               -                 898
Gains less losses from
  financial investments                                   756               1,497
Dividend income                                           368                 163
Net earned insurance premiums                          19,340              14,085
Other operating income                                  4,897               4,114
Total operating income                                 94,513              81,011
Net insurance claims incurred
  and movement in
  policyholder liabilities                            (17,291)            (11,725)
Net operating income before
  loan impairment charges and
  other credit risk provisions                         77,222              69,286
Loan impairment charges
  and other credit risk
  provisions                                           (2,064)                862
Net operating income                                   75,158              70,148
Employee compensation and benefits                    (17,736)            (14,765)
General and administrative expenses                   (12,095)            (10,293)
Depreciation of property, plant
  and equipment                                        (1,825)             (1,752)
Amortisation of intangible assets                        (158)               (101)
Total operating expenses                              (31,814)            (26,911)
Operating profit                                       43,344              43,237
Share of profit in associates                           1,905                 299
Profit before tax                                      45,249              43,536
Tax expense                                            (8,051)             (6,988)
Profit for the year                                    37,198              36,548

Attributable to shareholders                           32,873              32,148
Attributable to minority interests                      4,325               4,400



Extract from the Consolidated Balance Sheet

                                        At 31Dec05        At 31Dec04
Figures in HK$m                                             restated

Assets
Cash and short-term funds                  502,730           510,644
Placings with banks maturing
  after one month                           69,554            74,711
Items in the course of
  collection from other banks               17,782            13,479
Certificates of deposit                     53,831            51,743
Hong Kong SAR Government
  certificates of indebtedness              97,344            92,334
Trading assets                             215,681            87,732
Financial assets designated
  at fair value                             37,073                 -
Derivatives                                 72,039            94,398
Advances to customers                      999,326           919,192
Financial investments                      394,497           472,332
Amounts due from fellow
  subsidiary companies                     101,173            82,592
Investments in associates                   23,061            16,343
Goodwill and intangible assets               7,252             5,329
Property, plant and equipment               29,805            27,204
Deferred tax assets                          1,272             1,711
Retirement benefit assets                    1,788             1,307
Other assets                                48,324            35,764
Total assets                             2,672,532         2,486,815

Liabilities
Hong Kong SAR currency notes
  in circulation                            97,344            92,334
Deposits by banks                           83,802            74,980
Customer accounts                        1,735,110         1,728,111
Items in the course of
  transmission to
  other banks                               20,927            23,452
Trading liabilities                        250,198            37,281
Financial liabilities
  designated at
  fair value                                 2,927                 -
Derivatives                                 72,009            92,362
Debt securities in issue                    61,468           155,162
Retirement benefit liabilities                 394               327
Amounts due to fellow
  subsidiary companies                      22,275            17,568
Amounts due to ultimate
  holding company                            2,502               553
Other liabilities                           46,628            37,158
Liabilities to customers
  under investment
  contracts                                 30,364            28,516
Liabilities under insurance
  contracts issued                          41,845            26,422
Current taxation                             2,044             2,333
Deferred taxation                            3,729             3,395
Subordinated liabilities                    12,561            11,142
Preference shares                           71,980            55,602
Total liabilities                        2,558,107         2,386,698

Equity
Share capital                               22,494            22,494
Other reserves                               6,037             6,029
Retained profits                            64,303            50,484
Proposed final interim dividend              4,500             4,800
Shareholders' funds                         97,334            83,807
Minority interests                          17,091            16,310

                                           114,425           100,117
Total equity and liabilities             2,672,532         2,486,815



Consolidated Statement of Changes in Equity


                                                     Year ended       Year ended
                                                        31Dec05          31Dec04
Figures in HK$m                                                         restated

Called up share capital
Balance at 1 January previously reported                 74,213           51,603
Effect of transition to HKFRS                           (51,719)         (35,349)
As restated                                              22,494           16,254
New ordinary shares issued                                    -            6,240
Balance at 31 December                                   22,494           22,494

Property revaluation reserve
Balance at 1 January previously reported                 11,907            7,135
Effect of transition to HKFRS                            (8,842)          (4,817)
As restated                                               3,065            2,318
Unrealised surplus on revaluation                         2,053              559
Transfer of depreciation from
  retained profits                                         (173)            (157)
Transfer from retained profits                                -              876
Realisation on disposal of properties                      (523)            (417)
Deferred tax and other movements                           (340)            (114)
Balance at 31 December                                    4,082            3,065

Other reserves
Balance at 1 January
  previously reported                                     5,492            5,060
Effect of transition to HKFRS
  (excluding the effect of HKAS 39)                      (2,528)          (3,697)
As restated                                               2,964            1,363
Effect of adoption of HKAS 39                             1,333                -
As restated                                               4,297            1,363
Long-term equity investments:
  Fair value gains taken to equity                            -            1,610
  Transfer to income statement on disposal                    -           (1,033)
  Deferred tax and other movements                            -              (43)
Available-for-sale investments:
  Fair value losses taken to equity                      (1,317)               -
  Transfer to income statement on disposal                 (587)               -
  Transfer to income statement
  on change in fair value
  of hedged items                                           983                -
  Deferred tax and other movements                            6                -
  Share of associates'
  available-for-sale reserve                                557                -
Cash flow hedges:
  Fair value losses taken
  to equity                                              (2,522)               -
  Transfer to income statement                              538                -
  Deferred tax and other movements                          342                -
Exchange differences arising on
  monetary items that form part
  of a net investment in
  a foreign operation                                      (790)             843
Employees' options granted cost
  free by ultimate
  holding company                                           307              224
Exchange and other movements                                141                -
Balance at 31 December                                    1,955            2,964

Retained profits
Balance at 1 January
  previously reported                                    51,083           37,764
Effect of transition to
  HKFRS (excluding the effect
  of HKAS 39)                                              (599)           1,235
As restated                                              50,484           38,999
Effect of adoption of HKAS 39                               (39)               -
As restated                                              50,445           38,999
Profit for the year attributable
  to shareholders                                        32,873           32,148
Dividends                                               (20,300)         (20,300)
Transfer of depreciation to property
  revaluation reserve                                       173              157
Transfer to property revaluation reserve                      -             (876)
Realisation on disposal of properties                       523              417
Actuarial gains/(losses) on defined
  benefit plans                                              73             (453)
Deferred tax and other movements                            516              392
Balance at 31 December                                   64,303           50,484

Dividend declared but not yet approved                    4,500            4,800

Consolidated Cash Flow Statement

                                                     Year ended       Year ended
                                                        31Dec05          31Dec04
Figures in HK$m                                                         restated

Operating activities
Cash generated from operations                           31,009          120,557
Interest received on financial investments               14,759           12,780
Dividends received on financial investments                 339              187
Dividends received from associates                          108               52
Taxation paid                                            (7,313)          (5,083)
Net cash inflow from operating activities                38,902          128,493

Investing activities
Purchase of financial investments                      (335,668)        (289,647)
Proceeds from sale or redemption of
  financial investments                                 366,294          269,007
Purchase of property, plant and equipment                (1,749)          (1,369)
Proceeds from sale of property, plant
  and equipment                                           1,153              846
Purchase of other intangibles                              (670)            (101)
Net cash outflow in respect of
  acquisition of and increased shareholding
  in subsidiary companies                                (1,644)            (972)
Net cash inflow in respect of
  sale of subsidiary companies                              151               39
Net cash outflow in respect of
  purchase of business                                        -             (588)
Net cash outflow in respect of
  purchase of interest in associates                     (3,358)         (15,415)
Proceeds from sale of interest
  in associates                                              10               12
Net cash inflow/(outflow) from
  investing activities                                   24,519          (38,188)

Net cash inflow before financing                         63,421           90,305

Financing
Issue of ordinary share capital                               -            6,240
Issue of non-cumulative irredeemable
  preference shares                                           -           16,356
Issue of cumulative irredeemable
  preference shares                                      16,567                -
Increase in non-equity
  minority interests                                        362                -
Repayment of loan capital                                     -           (1,771)
Issue of subordinated liabilities                         2,500                -
Ordinary dividends paid                                 (20,600)         (23,950)
Dividends paid to minority interests                     (3,983)          (3,787)
Interest paid on preference shares                       (1,574)          (1,269)
Interest paid on loan capital                              (555)            (576)
Net cash outflow from financing                          (7,283)          (8,757)

Increase in cash and cash equivalents                    56,138           81,548


1. Net interest income

                                                     Year ended       Year ended
                                                        31Dec05          31Dec04
Figures in HK$m                                                         restated

Net interest income                                      43,491           36,970
Average interest-earning assets                       2,031,314        1,925,044
Net interest spread                                        1.89%            1.82%
Net interest margin                                        2.14%            1.92%

Net interest income of HK$43,491 million was HK$6,521 million, or 17.6 per cent, higher than in 2004.

Net interest income from the Personal Financial Services business rose by HK$6,016 million, or 28.9 per cent, primarily due to improved deposit spreads resulting from rises in Hong Kong dollar and US dollar interest rates this year. This was coupled with strong growth in net interest income in the rest of Asia-Pacific, driven by increased mortgage lending in Australia, Korea, Singapore, Taiwan and India, and significant growth in credit card receivables particularly in Hong Kong, Taiwan and Indonesia. Net interest income from the Commercial Banking business was HK$4,024 million, or 57.0 per cent, higher than last year, mainly due to growth in lending and deposits and improved deposit spreads in Hong Kong. Net interest income from Corporate, Investment Banking and Markets fell by HK$2,533 million, or 22.5 per cent, largely due to the maturity of high yielding treasury assets in Hong Kong, and flat yield curves that gave limited opportunity for position-taking. This was partly offset by the effect of the reclassification this year of net interest expense of HK$1,484 million on trading assets and liabilities to 'Trading income', which was made on adoption of the new accounting standards. Corporate lending grew in Hong Kong, mainland China, Korea and India, while deposit balances increased and spreads improved throughout the region. Included in net interest income this year is income earned on held-to-maturity investments in the insurance businesses of HK$1,692 million, which last year was classified as 'Net investment income on assets backing policyholder liabilities', and there has been a reclassification of HK$505 million of net interest income to 'Net income from financial instruments designated at fair value'. Both of these reclassifications were made on adoption of the new accounting standards.

Average interest-earning assets rose by HK$106 billion, or 5.5 per cent, to HK$2,031 billion. Average advances to customers grew by HK$103 billion, or 11.9 per cent, with strong growth in mortgage lending in Australia, Korea, Singapore, Taiwan and India, and increases in commercial lending and trade finance in Hong Kong. Credit card receivables rose in most countries, notably Hong Kong, Taiwan and Indonesia. Average loans to banks were HK$91 billion higher, principally in the bank in Hong Kong, and lending to fellow subsidiaries rose by HK$18 billion, but these increases were offset by the reclassification of certain interest-earning assets to 'Trading assets' on adoption of the new accounting standards.

The Group's net interest margin of 2.14 per cent for 2005 was 22 basis points higher than 2004. The benefit to margin of the reclassification in 2005 of the net interest expense on trading assets and liabilities and net interest income from financial instruments designated at fair value was 24 basis points, and the inclusion of net interest income on held-to-maturity investments in the insurance businesses increased margin by four basis points. These benefits were, however, partly offset by higher funding costs as the rise in the number of preference shares issued and higher funding costs thereon, impacted margin by seven basis points.

For the banking operations in Hong Kong (excluding Hang Seng Bank), net interest margin increased by 46 basis points to 2.20 per cent for 2005. Spread improved by 28 basis points to 1.92 per cent. This increase was principally due to the reclassification of net interest expense on net trading liabilities to trading income. Wholesale rates increased significantly during the year as the surplus liquidity, which had kept rates depressed in prior years, was withdrawn from the system. Spreads on Hong Kong dollar and foreign currency current, savings and deposit accounts benefited, with an increase in the value of funds, although the effect was partly offset by a smaller increase in interest paid to customers. Spreads on mortgages, credit cards and corporate lending were adversely impacted by a higher cost of funds and competitive pressures on margins. The average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme ('GHOS') and staff loans, declined to 239 basis points below BLR in 2005 compared with 201 basis points below BLR in 2004. The contribution from net free funds rose by 18 basis points compared with the same period last year.

At Hang Seng Bank, net interest margin improved by 11 basis points to 2.19 per cent, reflecting the rise in deposit spreads resulting from higher interest rates and the inclusion of interest income from the held-to-maturity investment portfolios held by life assurance funds. Spread fell by six basis points, as returns on treasury products were affected by the rise in funding costs and flat yield curves, and mortgage portfolio yields continued to be affected by market competition. The average yield on the residential mortgage portfolio, excluding GHOS and staff loans, fell to 225 basis points below BLR for 2005, compared with 202 basis points last year. The contribution from net free funds rose by 17 basis points, benefiting from the rise in market interest rates.

In the rest of Asia-Pacific, net interest margin at 2.00 per cent for 2005 was 4 basis points higher than in 2004. Spread improved by 4 basis points to 1.85 per cent. All major sites faced an increase in funding costs, but margins rose in several countries, notably mainland China and Indonesia from higher yields on corporate lending, in India due to higher mortgage yields and an increase in low cost current account balances from custody and clearing customers, and in Australia from higher margins on personal lending. These increases were partly offset by lower margins on mortgage advances in Taiwan and Korea, and higher treasury funding costs in Singapore. The contribution from net free funds was unchanged at 15 basis points.

2. Net fee income

                                                    2005       2004
Figures in HK$m                                            restated

Account services                                   1,314      1,206
Credit facilities                                  1,159      1,447
Import/export                                      2,777      2,676
Remittances                                        1,248      1,103
Securities/stockbroking                            3,402      2,842
Cards                                              4,231      3,439
Insurance                                            280        217
Unit trusts                                        1,627      2,488
Funds under management                             2,233      1,216
Other                                              3,400      2,842

Fee income                                        21,671     19,476

Fee expense                                       (3,574)    (3,195)

                                                  18,097     16,281

Net fee income was HK$1,816 million, or 11.2 per cent, higher than 2004. Credit card fee income rose by 23.0 per cent, reflecting the increase in the number of cards in issue and higher cardholder spending. Customer demand for wealth management products slowed this year in Hong Kong, although the fall in demand for unit trusts was partially offset by increased sales of structured deposit products. The increase in contribution from the Bank of Bermuda businesses, following their integration into the group during the second half of last year, was HK$967 million, principally from funds under management and securities/ stockbroking, which also benefited from higher stock market turnover in Hong Kong and throughout the region. Credit facility fees decreased due to a change in accounting treatment whereby certain fees are now included as part of the effective interest rate and amortised through net interest income, rather than through net fee income as in prior years.

3. Net trading income

                                                    2005       2004
Figures in HK$m                                            restated

Dealing profits
- Foreign exchange                                 5,548      4,680
- Interest rate derivatives                        2,442      2,380
- Debt securities                                    278       (260)
- Equities and other trading                         292        203
                                                   8,560      7,003

Loss from hedging activities
  Fair value hedges
- Net loss on hedged items attributable
  to the hedged risk                              (1,085)         -
- Net gain on hedging instruments                  1,085          -
  Cash flow hedges
- Net hedging loss                                    (1)         -
                                                      (1)         -

Interest on trading assets and
  liabilities
- Interest income                                  4,989          -
- Interest expense                                (6,473)         -
                                                  (1,484)         -

Dividend income from trading securities              105          -

                                                   7,180      7,003

Net trading income rose by 2.5 per cent to HK$7,180 million. Foreign exchange profits benefited from higher exchange rate volatility and the group's growing customer franchise across the region. Debt securities trading benefited from correct positioning as short-term spreads on Hong Kong dollar bonds contracted in the low interest rate environment in the earlier part of 2005, but this was partly offset by losses on certain high yield bonds following the downgrading of companies in the automobile sector during the second quarter, and low volatility in credit spreads made for a difficult credit trading environment later in the year. Interest rate derivatives trading performed satisfactorily, reflecting an enhanced capability in structured products in Hong Kong, Korea and Singapore, which more than offset the fall in demand for wealth management products in Hong Kong as customers switched to deposit products in the higher interest rate environment. Equity and structured credit derivatives revenues also grew despite narrow credit spreads and low volatility in the market, and realised gains were made on the disposal of certain private equity investments.

Net interest expense on trading assets and liabilities largely represents interest payable on the group's own debt and structured deposits managed in the trading book, partly offset by interest income on debt securities. All such interest was classified under 'Net interest income' in prior years.

4. Gains less losses from financial investments

                                         2005       2004
Figures in HK$m                                 restated

Profit on disposal of
  available-for-sale securities           762          -

Profit on disposal of
  long-term investments                     -      1,311

Reversal of impairment of
  long-term investments                     -        186

Other                                      (6)         -

                                          756      1,497

The profit on disposal of available-for-sale securities primarily comprises gains on the sale of equity securities, partly offset by losses on the disposal of US dollar bonds.

The profit on disposal of long-term investments in 2004 comprised gains from the sale of equity investments in Hong Kong.

In 2004, there was a partial write-back of a provision against an equity investment.


5. Dividend income

                                                    2005       2004
Figures in HK$m                                            restated

Listed investments                                   102        100
Unlisted investments                                 266         63

                                                     368        163

6. Net earned insurance premiums

                                                    2005          2004
Figures in HK$m                                               restated

Gross insurance premium income                    19,850        14,610
Less: reinsurance premiums                          (510)         (525)

                                                  19,340        14,085



Premium income was HK$5,255 million, or 37.3 per cent, higher than 2004, attributable to an enhanced range of life assurance and general insurance products, coupled with successful sales and marketing initiatives.

7. Other operating income

                                                    2005       2004
Figures in HK$m                                            restated

Rental income from investment properties             215        211
Movement in present value of
  in force insurance business                      1,185        833
Profit on disposal of property,
  plant and equipment                                104        192
Profit on disposal of subsidiaries
  and associates                                      53        342
Surplus arising on property
  revaluation                                      1,537      1,038
Other                                              1,803      1,498

                                                   4,897      4,114

Profit on disposal of subsidiaries and associates for 2005 comprises a gain made on the sale of HSBC Asset Management (Australia) Limited. Profit for 2004 included a gain on the exchange of the group's interest in World Finance International Limited, an associated company, for an interest in Bergesen Worldwide.

The surplus arising on property revaluation comprises gains on the revaluation of investment properties and the reversal of previous revaluation deficits that had arisen when the value of certain premises fell below depreciated historical cost. As permitted by the revised Hong Kong Accounting Standard 40, prior year profit and loss figures have not been restated to include revaluation gains on investment properties.

'Other' includes profits on the sale of a residential property in Hong Kong held on an operating lease, and miscellaneous income from fellow HSBC Group subsidiary companies representing recoveries of shared operating costs.

8. Loan impairment charges and other credit risk provisions

                                                    2005       2004
Figures in HK$m                                            restated

Net charge/(release) for impairment provisions

Advances to customers
- Individually assessed impairment provisions^
New provisions                                     2,127      4,016
Releases                                          (1,755)    (2,450)
Recoveries                                          (267)      (617)
                                                     105        949
- Net charge/(release) for collectively
  assessed impairment provisions^^                 1,961     (1,723)

- Country risk provisions                              2          -
                                                   2,068       (774)

Placings with banks maturing after one month
- Net release of individually assessed
  provisions^                                          -         (1)
                                                   2,068       (775)

Net release of other credit risk provisions           (4)       (87)


Net charge/(release) for loan
  impairment and other credit risk provisions      2,064       (862)

^ Individually assessed impairment provisions in 2004 refer to specific provisions.
^^ Collectively assessed impairment provisions in 2004 refer to general provisions.

There was a net charge for loan impairment and other credit risk provisions of HK$2,064 million compared with a net release of HK$862 million in 2004. The charge for new individually assessed provisions was lower as credit card provisions were classified as individual in 2004, but collective in 2005. New individually assessed provisions against mortgages and other personal lending fell, in line with the improving economy in Hong Kong, with lower bankruptcies, falling unemployment and a rise in property prices, although new provisions against commercial banking customers in Hong Kong increased. Releases and recoveries were lower, largely relating to corporates in Hong Kong, Singapore and Thailand, but this was partly offset by higher releases against personal lending in Hong Kong and against lending to commercial banking customers in mainland China. There was a net charge for collectively assessed provisions, reflecting the reclassification of credit card provisions as collectively assessed, and a small charge against corporate lending, reflecting a rise in lending while the credit environment across the region was stable. The net charge for provisions against credit card lending rose by 35.3 per cent, attributable to the increase in delinquency levels in Taiwan, coupled with growth in receivables throughout the region.

9. Employee compensation and benefits

                                                    2005       2004
Figures in HK$m                                            restated

Wages, salaries and other costs                   16,428     13,816
Social security costs                                238        184
Retirement benefit costs                           1,070        765

                                                  17,736     14,765

Staff numbers by region^

                                              At 31Dec05 At 31Dec04

Hong Kong                                         24,842     23,947

Rest of Asia-Pacific                              25,956     21,009

Americas/Europe                                       18         16

Total                                             50,816     44,972

^ Full-time equivalent

Staff costs increased by HK$2,971, or 20.1 per cent, compared with 2004, attributable to the increase in headcount throughout the region of 5,844. Staff numbers rose in all customer groups, notably in Personal Financial Services in India, Taiwan, Korea and Indonesia, in Commercial Banking in Hong Kong and mainland China, and in Corporate, Investment Banking and Markets as the build-up of the investment banking division in Hong Kong was substantially completed. Headcount in the Group Service Centre in Guangdong rose by more than 1,000 in order to support the expansion in processing work. Performance-related remuneration increased in line with the improved operating profits.

10. General and administrative expenses

                                                       2005          2004
Figures in HK$m                                                  restated

Premises and equipment
- Rental expenses                                     1,243         1,144
- Amortisation of prepaid operating lease
  payments                                               56            55
- Other premises and equipment                        2,089         1,761
                                                      3,388         2,960

Other administrative expenses                         8,394         7,202

Litigation and other provisions                         313           131

                                                     12,095        10,293

The increase in general and administrative expenses of HK$1,802 million, or 17.5 per cent, reflected additional costs incurred in business expansion throughout the region. Advertising and marketing expenditure increased in Hong Kong, Korea, Taiwan, Thailand and India, in line with the growth in the Personal Financial Services business in these countries. Technology costs increased as the group's growth initiatives required investment in systems and the development of distribution channels. Other general expenses, including rental, communications and travel costs increased in support of business expansion across the region.

11. Share of profit in associates

Share of profit in associates in 2005 included the group's share of post-tax profits from Bank of Communications and Industrial Bank, and amortisation of intangible assets arising on acquisition, for the 12 months to 30 September 2005. In 2004, this included share of profits and amortisation for the period from the date of acquisition (August 2004 and May 2004 for Bank of Communications and Industrial Bank respectively) to 30 September 2004.

12. Tax expense

The charge for taxation in the consolidated income statement comprises:

                                                    2005       2004
Figures in HK$m                                            restated

Current income tax
- Hong Kong profits tax                            4,974      3,982
- Overseas taxation                                2,598      2,497
Deferred taxation                                    479        509
                                                   8,051      6,988

The effective rate of tax for 2005 was 17.8 per cent compared with 16.1 per cent in 2004, largely as a result of the interest expense on preference shares for which tax relief is not available, and a different product and geographic mix of taxable profits.

13. Dividends
                                                          2005                  2004
                                                      HK$       HK$m        HK$       HK$m
                                                      per                   per
                                                    share                 share

Dividends paid on ordinary share capital
- in respect of the previous financial
  year, approved and paid during the year            0.53      4,800       1.30      8,450
- in respect of the current financial year           1.76     15,800       2.18     15,500
                                                     2.29     20,600       3.48     23,950

The Directors have declared a fourth interim dividend in respect of the financial year ending 31 December 2005 of HK$4,500 million (HK$0.50 per ordinary share).

14. Trading assets

                                             At 31Dec05        At 31Dec04
Figures in HK$m                                                  restated

Debt securities                                 108,687            82,159
Equity shares                                    22,677             5,573
Treasury bills                                   69,880                 -
Other                                            14,437                 -

                                                215,681            87,732

Treasury bills held for trading have been reclassified from 'Cash and short-term funds' to 'Trading assets' on adoption of HKAS 39.

15. Financial assets designated at fair value

                                             At 31Dec05        At 31Dec04
Figures in HK$m                                                  restated

Debt securities                                  15,070                 -
Equity shares                                    18,320                 -
Treasury bills                                       94                 -
Other                                             3,589                 -
                                                 37,073                 -

Financial assets designated at fair value are assets which have been designated as such so that movements in their fair value can be taken to the income statement rather than reserves (see Accounting policies Note (f)).

This classification in 2005 was made on adoption of HKAS 39. There was no such category in 2004.

16. Advances to customers
                                     At 31Dec05           At 31Dec04
Figures in HK$m                                             restated

Gross advances to customers           1,005,902              927,121

Impairment allowances
- Individually assessed^                 (2,963)              (5,482)
- Collectively assessed^^                (3,600)              (2,447)
- Country risk allowances                   (13)                   -
                                         (6,576)              (7,929)
                                        999,326              919,192

Allowances as a percentage of gross
  advances to customers:
Individually assessed                      0.29%                0.59%
Collectively assessed                      0.36%                0.26%
Country risk allowances                       -                    -
Total allowances                           0.65%                0.85%

^ Individually assessed impairment allowances in 2004 refer to specific provisions.
^^ Collectively assessed impairment allowances in 2004 refer to general provisions.

17. Impairment allowances against advances to customers


                                    Individually   Collectively      Country
                                        assessed       assessed         risk
Figures in HK$m                       allowances     allowances   allowances    Total

At 1Jan05 (restated^)                      4,719          3,179           11    7,909
Amounts written off                       (1,982)        (1,948)           -   (3,930)
Recoveries of advances
  written off in previous years              267            395            -      662
Net charge to income statement
  (Note 8)                                   105          1,961            2    2,068
Unwinding of discount of
  loan impairment                            (81)             -            -      (81)
Exchange and other adjustments               (65)            13            -      (52)

At 31Dec05                                 2,963          3,600           13    6,576

^ Includes the effect of adoption of HKAS 39.

18. Impaired advances to customers and allowances

The geographical information shown below, and in notes 19, 20, 21 and 23, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.


                                                               Rest of     Americas/
Figures in HK$m                             Hong Kong     Asia-Pacific        Europe        Total

Year ended 31Dec05

Impairment provision charge/(release)           1,156              924           (12)       2,068

At 31Dec05

Advances to customers which are
  considered to be impaired are as
  follows:

Gross impaired advances                         3,920            3,079             -        6,999

Individually assessed allowances               (1,335)          (1,628)            -       (2,963)
                                                2,585            1,451             -        4,036

Individually assessed allowances
  as a percentage of gross
  impaired advances                              34.1%            52.9%            -         42.3%

Gross impaired advances as a
  percentage of gross advances to
  customers                                       0.6%             0.8%            -          0.7%



                                                 Hong          Rest of      Americas/       Total
Figures in HK$m                                  Kong     Asia-Pacific         Europe    Restated


Year ended 31Dec04 (restated)

Impairment provision charge/(release)          (1,680)             912             (6)       (774)

At 31Dec04 (restated)

Advances to customers which are
  considered to be impaired are as
  follows:

Gross impaired advances^                        5,423            4,268              5       9,696

Individually assessed allowances^^             (2,485)          (2,992)            (5)     (5,482)
                                                2,938            1,276              -       4,214

Individually assessed allowances
  as a percentage of gross
  impaired advances                              45.8%            70.1%         100.0%       56.5%

Gross impaired advances as a
  percentage of gross advances to
  customers                                       0.9%             1.3%          35.7%        1.0%

Impaired advances to customers are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

The individually assessed allowances are made after taking into account the value of collateral in respect of such advances.

^ Impaired advances in 2004 refer to non-performing advances.
^^ Individually assessed allowances in 2004 refer to specific provisions.

19. Overdue advances to customers

                                            Hong            Rest of      Americas/
Figures in HK$m                             Kong       Asia-Pacific         Europe     Total


At 31Dec05

Gross advances to customers which
  have been overdue with respect to
  either principal or interest for periods of:

- six months or less but over three
  months                                   1,073                891               -     1,964

- one year or less but over six
  months                                     272                430               -       702

- over one year                            1,053              1,071               -     2,124
                                           2,398              2,392               -     4,790

Overdue advances to customers as
  a percentage of gross advances to
  customers:

- six months or less but over
  three months                               0.2%               0.2%              -       0.2%

- one year or less but over six
  months                                       -                0.1%              -       0.1%

- over one year                              0.2%               0.3%              -       0.2%
                                             0.4%               0.6%              -       0.5%


                                            Hong            Rest of      Americas/     Total
Figures in HK$m                             Kong       Asia-Pacific         Europe  Restated


At 31Dec04 (restated)

Gross advances to customers which
  have been overdue with respect to
  either principal or interest for
  periods of:

- six months or less but over
  three months                               959                706              -     1,665

- one year or less but over six
  months                                     607                296              -       903

- over one year                            1,631              1,430              -     3,061
                                           3,197              2,432              -     5,629

Overdue advances to customers as
  a percentage of gross advances to
  customers:

- six months or less but over
  three months                               0.1%               0.2%             -       0.2%

- one year or less but over six
  months                                     0.1%               0.1%             -       0.1%

- over one year                              0.3%               0.4%             -       0.3%
                                             0.5%               0.7%             -       0.6%


20. Rescheduled advances to customers

                                                       Rest of    Americas/
Figures in HK$m                     Hong Kong     Asia-Pacific       Europe      Total

At 31Dec05

Rescheduled advances to customers       1,941              623            -      2,564

Rescheduled advances to
  customers as a percentage of
  gross advances to customers             0.3%             0.2%           -        0.3%

At 31Dec04 (restated)

Rescheduled advances to customers       4,009              465            5      4,479
Rescheduled advances to customers
  as a percentage of gross
  advances to customers                   0.7%             0.1%        35.7%       0.5%

Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, or because of the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for over three months and which are included in overdue advances to customers (Note 19).

21. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks.

                                                  Rest of   Americas/
Figures in HK$m                Hong Kong     Asia-Pacific      Europe          Total

At 31Dec05

Residential mortgages            182,257          117,211           4        299,472

Hong Kong SAR Government's
  Home Ownership Scheme,
  Private Sector
  Participation Scheme and
  Tenants Purchase Scheme
  mortgages                       36,291                -           -         36,291

Other personal                    57,362           47,855           1        105,218
Total personal                   275,910          165,066           5        440,981

Commercial, industrial and
  international trade            129,774          110,668           -        240,442

Commercial real estate            97,364           32,615           -        129,979

Other property-related lending    47,661           17,340           -         65,001

Government                         2,347            5,891           -          8,238

Other commercial                  53,681           37,851           -         91,532
Total corporate and commercial   330,827          204,365           -        535,192

Non-bank financial institutions   15,246           11,987           -         27,233

Settlement accounts                2,173              323           -          2,496
Total financial                   17,419           12,310           -         29,729

Gross advances to customers      624,156          381,741           5      1,005,902

Impairment allowances             (3,092)          (3,484)          -         (6,576)

Net advances to customers        621,064          378,257           5        999,326


                                                  Rest of   Americas/          Total
Figures in HK$m                Hong Kong     Asia-Pacific      Europe       restated

At 31Dec04 (restated)

Residential mortgages            184,631           98,516           2        283,149

Hong Kong SAR Government's
  Home Ownership Scheme,
  Private Sector
  Participation Scheme and
  Tenants Purchase Scheme
  mortgages                       41,845                -           -         41,845

Other personal                    50,741           37,873           7         88,621
Total personal                   277,217          136,389           9        413,615

Commercial, industrial and
  international trade            109,655          105,133           -        214,788

Commercial real estate            80,726           27,956           5        108,687

Other property-related lending    46,319           14,070           -         60,389

Government                         4,781            5,150           -          9,931

Other commercial                  56,607           35,006           -         91,613
Total corporate and commercial   298,088          187,315           5        485,408

Non-bank financial institutions   15,008            9,148           -         24,156

Settlement accounts                3,470             472            -          3,942
Total financial                   18,478            9,620           -         28,098

Gross advances to customers      593,783          333,324          14        927,121

Impairment allowances             (4,032)          (3,892)         (5)        (7,929)

Net advances to customers        589,751          329,432           9        919,192


Advances to customers increased by HK$80 billion, or 8.7 per cent, since the end of 2004.

Advances in Hong Kong grew by HK$31 billion, or 5.3 per cent, since the end of 2004, on account of the buoyant economy. Mortgage lending fell, attributable to persistent price competition in a flat market, and lending under the GHOS continued to decline as the scheme remained suspended during 2005. Other personal lending rose, mainly on credit cards, reflecting the increase in cardholder spending. Corporate and commercial lending rose by 11.0 per cent, with particularly strong growth in the manufacturing sector and property investment.

In the rest of Asia-Pacific, advances rose by HK$49 billion, or 14.8 per cent, since the end of 2004, reflecting successful business expansion across the region. Mortgage advances increased by 19.0 per cent, principally in Korea, Singapore, Taiwan and India. Credit card receivables grew by 31.7 per cent, largely in Taiwan, India, the Philippines and India. Lending to corporate and commercial customers rose by 9.1 per cent, most significantly in mainland China, Korea and India.

22. Analysis of advances to customers by geographical area according to the location of counterparties, after risk transfer


                                               Rest of  Americas/
Figures in HK$m               Hong Kong   Asia-Pacific     Europe   Others       Total


At 31Dec05

Gross advances to customers     570,329        354,626     73,959    6,988   1,005,902
Overdue advances to customers     2,337          2,222        224        8       4,791

At 31Dec04 (restated)

Gross advances to customers     543,997        319,512     59,461    4,151     927,121
Overdue advances to customers     3,212          2,343         74        -       5,629

23. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong.

                                           At31Dec05       At 31Dec04
Figures in HK$m                                              restated

Gross advances to customers for
  use in Hong Kong

Industrial, commercial and financial
Property development                          41,141           36,230
Property investment                          104,214           93,696
Financial concerns                            12,667           14,784
Stockbrokers                                   1,094            1,185
Wholesale and retail trade                    34,256           32,099
Manufacturing                                 17,847           14,336
Transport and transport equipment             31,202           35,418
Others                                        44,697           41,134
                                             287,118          268,882

Individuals
Advances for the purchase of flats
  under the Hong Kong SAR Government's
  Home Ownership Scheme, Private Sector
  Participation and Tenants Purchase
  Scheme                                      36,291           41,845
Advances for the purchase of other
  residential properties                     165,148          169,482
Credit card advances                          29,882           23,162
Others                                        23,826           20,257
                                             255,147          254,746

                                          At 31Dec05       At 31Dec04
Figures in HK$m                                              restated

Gross advances to customers for
  use in Hong Kong                           542,265          523,628

Trade finance                                 49,902           49,408

Gross advances to customers for
  use outside Hong Kong made by
  branches of the bank and
  subsidiary companies in Hong Kong           31,989           20,747

Gross advances to customers made
  by branches of the bank and
  subsidiary companies in Hong Kong          624,156          593,783

Gross advances to customers made
  by branches of the bank and
  subsidiary companies outside Hong Kong
- Rest of Asia-Pacific                       381,741          333,324
- Americas/Europe                                  5               14

Gross advances to customers                1,005,902          927,121

An explanation of the significant differences between the categories of advances and their definitions used by the HSBC Group and those used by the HKMA is given on page 18 of the Annual Report and Accounts for 2004.

24. Cross-border exposure

The country risk exposures shown below are prepared in accordance with the HKMA Return of External Positions Part II: Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries and territories or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.

                                Banks and
                                    other     Public
                                financial     sector
Figures in HK$m              institutions   entities     Other     Total

At 31Dec05

Americas
United States                      38,673     72,477    34,515   145,665
Other                              39,328      9,909    50,744    99,981
                                   78,001     82,386    85,259   245,646

Europe
United Kingdom                    111,377         14    22,232   133,623
Other                             338,060      5,842    39,509   383,411
                                  449,437      5,856    61,741   517,034

Asia-Pacific excluding Hong Kong  154,135     33,897   108,476   296,508

At 31Dec04

Americas
United States                      45,518     80,047    32,010   157,575
Other                              43,044     16,143    47,297   106,484
                                   88,562     96,190    79,307   264,059

Europe
United Kingdom                     86,613         27    23,294   109,934
Other                             332,581      4,219    22,168   358,968
                                  419,194      4,246    45,462   468,902

Asia-Pacific excluding Hong Kong  151,183     18,454    77,266   246,903

25. Customer accounts

                                        At 31Dec05        At 31Dec04
Figures in HK$m                                             restated

Current accounts and demand deposits       925,008         1,069,178
Savings accounts                           664,478           516,237
Other deposit accounts                     145,624           142,696

                                         1,735,110         1,728,111

Customer accounts increased by HK$7 billion compared with the end of 2004.

Certain structured deposits that were previously recorded in 'Other deposit accounts' have, in accordance with revised accounting standards, been reclassified in 2005 to 'Trading liabilities'. Excluding the effect of this reclassification, customer accounts rose by HK$84 billion, or 4.9 per cent.

In Hong Kong, customer accounts, including accounts reclassified as trading, increased by HK$20.0 billion, or 1.5 per cent. Current accounts and demand deposits fell by HK$161 billion reflecting the shift into savings and time deposits as interest rates rose during 2005, coupled with a net outflow of deposits from personal customers attributable to intense market competition in the higher interest rate environment. Customer account balances, including trading accounts, in Commercial Banking and Corporate, Investment Banking and Markets increased by HK$43 billion, or 10.2 per cent, reflecting the success of the group's cash management capabilities in attracting new deposits from small and larger businesses alike.

In the rest of Asia-Pacific, customer accounts, including trading accounts, rose by HK$65 billion, or 15.7 per cent. Deposits from personal customers increased by 8.5 per cent, notably in mainland China, Singapore and Indonesia. Deposits in Commercial Banking and Corporate, Investment Banking and Markets grew by 19.6 per cent, with increases in mainland China, India, Korea, Singapore, Brunei and Taiwan, attributable to business expansion, particularly in the payments and cash management business, and higher balances from securities custody and clearing customers.

The group's advances-to-deposits ratio increased to 57.6 per cent at 31 December 2005 from 53.2 per cent at 31 December 2004.

26. Trading liabilities

                                        At 31Dec05       At 31Dec04
Figures in HK$m                                            restated

Certificates of deposit in issue            83,937                -

Other debt securities in issue              20,361                -
Short positions in securities               55,025           37,281
Deposits by banks                           13,488                -
Customer accounts                           77,387                -

                                           250,198           37,281

Trading liabilities include customer deposits, certificates of deposit and other debt securities in issue, which may contain embedded options or other derivatives, the market risk of which is managed in the trading book. In prior years, these liabilities were not shown separately.

The reclassification in 2005 was made on adoption of HKAS 39.

27. Financial liabilities designated at fair value

                                        At 31Dec05       At 31Dec04
Figures in HK$m                                            restated

Deposits by banks                              360                -
Customer accounts                            1,600                -
Subordinated liabilities                       967                -
                                             2,927                -

Financial liabilities designated at fair value are liabilities which have been designated as such so that movements in their fair value can be taken to the income statement rather than reserves (see Accounting policies Note (f)).

This classification in 2005 was made on adoption of HKAS 39. There was no such category in 2004.

28. Debt securities in issue

                                        At 31Dec05       At 31Dec04
Figures in HK$m                                            restated

Certificates of deposit                     49,068          110,922
Other debt securities                       12,400           44,240
                                            61,468          155,162

The fall in debt securities in issue compared with the end of 2004 reflects the reclassification of certain securities as 'Trading liabilities' and 'Financial assets designated at fair value', as detailed in Notes 26 and 27. The reclassification was made on adoption of HKAS 39 in 2005.

29. Reserves

                                                    At 31Dec05       At 31Dec04
Figures in HK$m                                                        restated

Other reserves
- Property revaluation reserve                           4,082            3,065
- Available-for-sale investment reserve                  2,899                -
- Long-term equity investment revaluation reserve            -            1,799
- Cash flow hedge reserve                               (1,767)               -
- Foreign exchange reserve                                  53              843
- Other                                                    770              322
                                                         6,037            6,029
Retained profits                                        64,303           50,484
Total reserves                                          70,340           56,513

30. Derivatives

Derivatives are financial instruments that derive their value from the price of an underlying item such as equities, bonds, interest rates, foreign exchange rates, credit spreads, commodity prices and equity or other indices.

Derivatives enable users to increase, reduce or alter exposure to credit or market risks. The group makes markets in derivatives for its customers and uses derivatives to manage its exposure to credit and market risks.

Derivatives are carried at fair value and are shown in the balance sheet as separate totals of assets and liabilities. Asset and liability values represent the cost to the group of replacing all transactions, with positive or negative fair value respectively, assuming that all of the group's relevant counterparties default at the same time, and that the transactions can be replaced instantaneously.

Derivative assets and liabilities on different transactions are only netted if the transactions are with the same counterparty, a legal right of set-off exists and the cash flows are intended to be settled on a net basis. Changes in the values of derivatives are recognised in 'Net trading income' or 'Net income from financial instruments designated at fair value' unless they qualify as hedges for accounting purposes.



                                           2005                         2004
Figures in HK$m                      Assets   Liabilities        Assets      Liabilities

Fair values of derivative open
  positions held for trading
  purposes

Exchange rate                        31,074        29,254        54,247           54,302
Interest rate                        36,004        35,739        38,430           36,185
Equity                                1,388         2,570         1,475            1,518
Credit                                  970         2,802           240              351
Commodity and other                     288           568             6                6
                                     69,724        70,933        94,398           92,362

Fair values of outstanding
  derivatives designated as
  fair value hedges

Interest rate                           658           437             -                -

Fair values of outstanding
  derivatives designated as
  cash flow hedges

Interest rate                         1,657           639             -                -

Total                                72,039        72,009        94,398           92,362


The tables below give the nominal contract amounts, credit equivalent amounts and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from zero per cent to 50 per cent for exchange rate and interest rate contracts, and from zero per cent to 100 per cent for other derivative contracts. The group has executed close-out netting agreements with certain counterparties, which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. These have been taken into account in calculating total risk assets.

Derivatives arise from futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate, equity, credit and commodity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.



                                           2005                                  2004
                                             Credit      Risk-                     Credit      Risk-
                               Contract  equivalent   weighted      Contract   equivalent   weighted
Figures in HK$m                  amount      amount     amount        amount       amount     amount

Exchange rate contracts:
- Spot and forward foreign
  exchange                    2,536,795      36,655      9,753     2,411,793       46,694     11,759
- Swaps and other exchange
  rate contracts                884,046      41,124     12,481       696,883       39,635     11,180
                              3,420,841      77,779     22,234     3,108,676       86,329     22,939

Interest rate contracts:
- Interest rate swaps         4,775,236      55,580     14,442     3,754,053       57,131     14,679
- Other interest rate
  contracts                     815,110       4,159      1,340       684,692        3,117        875
                              5,590,346      59,739     15,782     4,438,745       60,248     15,554

Other derivative contracts      289,019      15,885      5,649        71,395        4,030      1,222

Impact of counterparty
  netting agreements on
  derivatives exposure                -     (55,354)   (11,915)           -       (59,487)   (12,535)

31. Contingent liabilities and commitments

                                                          Credit      Risk-
                                           Contract   equivalent   weighted
Figures in HK$m                              amount       amount     amount

At 31Dec05

Contingent liabilities
- Acceptances and endorsements                    -            -          -
- Guarantees                                 83,114       60,166     48,893
- Other                                          37           37         37
                                             83,151       60,203     48,930

Commitments
- Documentary credits and short-term
  trade-related transactions                 55,402       20,650     10,905
- Forward asset purchases and forward
  forward deposits placed                     1,849        1,849        775
- Undrawn note issuing and revolving
  underwriting facilities                     3,249        1,625        975
- Undrawn formal standby facilities,
  credit lines and other commitments:
  - one year and over                        97,207       48,604     41,115
  - under one year                          752,797            -          -
                                            910,504       72,728     53,770

At 31Dec04

Contingent liabilities
- Acceptances and endorsements               22,714        4,559      4,423
- Guarantees                                 87,243       65,884     48,837
- Other                                          35           35         33
                                            109,992       70,478     53,293

Commitments
- Documentary credits and short-term
  trade-related transactions                 48,493       13,770      9,591
- Forward asset purchases and forward
  forward deposits placed                    10,166       10,166      3,716
- Undrawn note issuing and revolving
  underwriting facilities                     4,116        2,058      1,680
- Undrawn formal standby facilities,
  credit lines and other commitments:
  - one year and over                        82,142       41,071     38,311
  - under one year                          657,682            -          -
                                            802,599       67,065     53,298

The tables above give the nominal contract amounts, credit equivalent amounts and risk-weighted amounts of contingent liabilities and commitments. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk-weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments.

Contingent liabilities and commitments are credit-related instruments which include letters of credit, guarantees and commitments to extend credit. The contract amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

In 2005, assets and liabilities relating to acceptances and endorsements were recognised on the balance sheet, and have been included in 'Other assets' and 'Other liabilities'. This reclassification was made on adoption of the new accounting standards.

32. Foreign exchange exposure

The group had the following structural foreign currency exposures which exceeded 10 per cent of the net structural foreign currency exposure in all currencies:

Figures in HK$m                                Net structural position

At 31Dec05

Chinese renminbi                                                32,510
Indian rupees                                                    7,979
United States dollars                                           11,780

At 31Dec04 (restated)

Australian dollars                                               4,911
Chinese renminbi                                                17,398
Indian rupees                                                    5,808
United States dollars                                            7,476

The group had the following non-structural foreign currency positions which exceeded 10 per cent of the group's net foreign currency non-structural positions in all currencies:

                              United States        Singapore          Brunei
Figures in HK$m                     dollars          dollars         dollars


At 31Dec05

Spot assets                       1,229,340          107,578           5,523
Spot liabilities                 (1,188,737)         (90,549)        (18,062)
Forward purchases                 1,507,086          157,007              43
Forward sales                    (1,558,902)        (161,647)              -
Net options position                  3,361                -               -
                                     (7,852)          12,389         (12,496)

At 31Dec04 (restated)

Spot assets                       1,060,593           83,986           5,129
Spot liabilities                 (1,042,370)         (74,193)        (15,134)
Forward purchases                 1,471,800          104,625               -
Forward sales                    (1,490,489)        (104,339)              -
Net options position                   (707)               -               -
                                     (1,173)          10,079         (10,005)

33. Reconciliation of operating profit to cash generated from operations

                                                         2005               2004
Figures in HK$m                                                         restated

Operating profit                                       43,344             43,237
Net interest income                                   (43,491)           (36,970)
Dividend income                                          (368)              (163)
Depreciation and amortisation                           1,983              1,853
Impairment and other credit risk provisions             2,064               (862)
Advances written off net of recoveries                 (3,268)            (4,066)
Other provisions for liabilities and charges              373                453
Provisions utilised                                       (99)              (672)
Surplus arising on property revaluation                (1,537)            (1,038)
Profit on disposal of property, plant and equipment      (104)              (192)
Profit on disposal of subsidiaries and associates         (53)              (342)
Gains less losses from financial investments             (756)            (1,497)
Employees' options granted cost free                      333                242
Interest received                                      63,331             45,635
Interest paid                                         (31,956)           (18,052)
Operating profit before changes in working capital     29,796             27,566

Change in treasury bills with original term to
  maturity of more than three months                   10,704            (49,096)
Change in placings with banks maturing after one
  month                                                 4,139             38,639
Change in certificates of deposit with original
  term to maturity of more than three months           (2,351)            (5,422)
Change in trading assets                              (85,741)            13,061
Change in trading liabilities                          87,174              8,279
Change in financial assets designated at fair value    (1,001)                 -
Change in financial liabilities designated at
  fair value                                              673                  -
Change in derivative assets                            15,122            (14,344)
Change in derivative liabilities                      (21,007)            20,630
Change in financial investments held for backing
  liabilities to long-term policyholders               (8,227)           (12,137)
Change in advances to customers                       (82,836)           (99,508)
Change in amounts due from fellow subsidiary
  companies                                           (20,058)           (25,203)
Change in deposits by banks                            11,147              4,289
Change in other assets                                 13,558            (16,711)
Change in customer accounts                            41,993            168,856
Change in amounts due to fellow subsidiary
  companies                                             6,438              6,006
Change in amounts due to ultimate holding company       1,949                178
Change in debt securities in issue                     (2,221)            40,206
Change in liabilities to customers under insurance
  and investment contracts                             17,271             13,445
Change in other liabilities                            15,750                898
Exchange adjustments                                   (1,263)               925
Cash generated from operations                         31,009            120,557

34. Analysis of cash and cash equivalents

a. Changes in cash and cash equivalents during the year

                                                             2005                 2004
Figures in HK$m                                                               restated

Balance at 1 January                                      403,545              314,861
Net cash inflow before the effect of
  foreign exchange movements                               56,138               81,548
Effect of foreign exchange movements                      (15,169)               7,136
Balance at 31 December                                    444,514              403,545

b. Analysis of balances of cash and cash equivalents in the consolidated balance sheet

                                                             2005                 2004
Figures in HK$m                                                               restated

Cash in hand and current balances with banks               86,882               54,509
Items in the course of collection from other banks         17,782               13,479
Placings with banks                                       310,396              336,292
Treasury bills                                             45,484               17,916
Certificates of deposit                                     4,897                4,801
Less: items in the course of transmission to
  other banks                                             (20,927)             (23,452)
                                                          444,514              403,545

The difference between the amounts above and the amounts included in the consolidated balance sheet reflects treasury bills and certificates of deposit with an initial maturity of more than 3 months.

c. Analysis of net outflow of cash and cash equivalents in respect of acquisition of and increased shareholding in subsidiary companies

                                                             2005                 2004
Figures in HK$m                                                               restated

Cash consideration                                         (2,391)                (972)
Cash and cash equivalents acquired                            747                    -
                                                           (1,644)                (972)

d. Analysis of net flow of cash and cash equivalents in respect of sale of subsidiary companies

Figures in HK$m                                           2005               2004

Sale proceeds                                              151                 63
Cash and cash equivalents transferred                        -                (24)
                                                           151                 39

35. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' equity to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.

Income statement

                                                Rest of       Americas/
Figures in HK$m                Hong Kong   Asia-Pacific          Europe         Total

Year ended 31Dec05

Interest income                   55,139         29,613             529        85,281
Interest expense                 (24,149)       (17,336)           (305)      (41,790)
Net interest income               30,990         12,277             224        43,491
Fee income                        14,237          7,921               2        22,160
Fee expense                       (2,252)        (1,803)             (8)       (4,063)
Net trading income                 3,152          4,198            (170)        7,180
Net income from financial
  instruments designated at
  fair value                         (69)           453               -           384
Gains less losses from
  financial investments              714             42               -           756
Dividend income                      350             18               -           368
Net earned insurance premiums     18,140          1,200               -        19,340
Other operating income             6,480          1,131              22         7,633
Total operating income            71,742         25,437              70        97,249
Net insurance claims incurred
  and movement in policyholder
  liabilities                    (16,002)        (1,289)              -       (17,291)
Net operating income before
  loan impairment charges and
  other credit risk provisions    55,740         24,148              70        79,958
Loan impairment charges and
  other credit risk provisions    (1,161)          (915)             12        (2,064)
Net operating income              54,579         23,233              82        77,894
Operating expenses               (20,514)       (13,998)            (38)      (34,550)
Operating profit                  34,065          9,235              44        43,344
Share of profit in associates        178          1,727               -         1,905
Profit before tax                 34,243         10,962              44        45,249
Tax expense                       (5,411)        (2,634)             (6)       (8,051)
Profit for the year               28,832          8,328              38        37,198

Attributable to shareholders      24,644          8,191              38        32,873
Attributable to minority
  interests                        4,188            137               -         4,325

Income statement
                                                Rest of       Americas/         Total
Figures in HK$m               Hong Kong    Asia-Pacific          Europe      restated

Year ended 31Dec04

Interest income                  38,533          21,777             601        60,911
Interest expense                (12,211)        (11,255)           (475)      (23,941)
Net interest income              26,322          10,522             126        36,970
Fee income                       13,717           6,066               1        19,784
Fee expense                      (1,913)         (1,578)            (12)       (3,503)
Net trading income                4,413           2,590               -         7,003
Net investment income on assets
  backing policyholder liabilities  669             229               -           898
Gains less losses from financial
  investments                     1,361             135               1         1,497
Dividend income                     148              15               -           163
Net earned insurance premiums    13,351             734               -        14,085
Other operating income            4,686             726               8         5,420
Total operating income           62,754          19,439             124        82,317
Net insurance claims incurred
  and movement in policyholder
  liabilities                   (11,098)           (627)              -       (11,725)
Net operating income before
  loan impairment charges and
  other credit risk provisions   51,656          18,812             124        70,592
Loan impairment charges and
  other credit risk provisions    1,684            (828)              6           862
Net operating income             53,340          17,984             130        71,454
Operating expenses              (17,917)        (10,268)            (32)      (28,217)
Operating profit                 35,423           7,716              98        43,237
Share of profit in associates        52             247               -           299
Profit before tax                35,475           7,963              98        43,536
Tax expense                      (4,768)         (2,214)             (6)       (6,988)
Profit for the year              30,707           5,749              92        36,548

Attributable to shareholders     26,334           5,722              92        32,148
Attributable to minority
  interests                       4,373              27               -         4,400

Interest income and interest expense include intra-group interest of HK$5,082 million (2004: HK$2,964 million). Fee income and fee expense include intra-group fees of HK$489 million (2004: HK$308 million). Other operating income and operating expenses include intra-group items of HK$2,736 million (2004: HK$1,306 million).

36. Capital adequacy

The table below sets out an analysis of regulatory capital and capital adequacy ratios for the group.

Figures in HK$m                                       31Dec05        31Dec04^

Composition of capital

Tier 1:
Shareholders' funds                                    97,334         147,495
Less: proposed dividend                                (4,500)         (4,800)
      property revaluation reserves^^                  (7,892)        (11,907)
      available-for-sale investments and
        equity revaluation reserves^^^                 (3,051)         (1,609)
      classified as regulatory reserve^^^^             (1,319)              -
      term preference shares                                -          (3,886)
      goodwill                                         (3,784)         (5,771)
      others                                            1,769               -
Irredeemable non-cumulative preference shares          51,587               -
Minority interests^^^^^                                14,808          14,384
Total qualifying tier 1 capital                       144,952         133,906

Tier 2:
Property revaluation reserves (@70%)                    5,524           7,977
Available-for-sale investments and equity
  revaluation reserves (@70%)                           2,136           1,126
Collective impairment provision and
  regulatory reserve                                    5,112           2,447
Perpetual subordinated debt                             9,359           9,328
Term subordinated debt                                  6,117           1,814
Term preference shares                                  3,877           3,109
Irredeemable cumulative preference shares              16,516               -
Total qualifying tier 2 capital                        48,641          25,801

Deductions                                            (39,528)        (20,251)

Total capital                                         154,065         139,456

Risk-weighted assets                                1,238,164       1,173,432

^     Comparative amounts for 31 December 2004 are as previously reported.
^^ Includes the revaluation surplus on investment properties, which is now reported as part of retained profits.
^^^   Includes adjustments made in accordance with guidelines issued by HKMA.
^^^^ The regulatory reserve is maintained for the purpose of satisfying the Banking Ordinance for prudential supervision. Movements in this reserve are made in consultation with the HKMA.
^^^^^ After deduction of minority interests in unconsolidated subsidiary companies.

The group's capital adequacy ratios adjusted for market risks calculated in accordance with the HKMA Guideline on 'Maintenance of Adequate Capital Against Market Risks' are as follows:

                                               31Dec05        31Dec04

Total capital                                     12.4%          11.9%

Tier 1 capital                                    11.7%          11.4%

The group's capital adequacy ratios calculated in accordance with the provisions of the Third Schedule of the Banking Ordinance, which does not take into account market risks, are as follows:

Total capital                                     12.0%          11.9%

Tier 1 capital                                    11.2%          11.4%

37. Liquidity ratio

The Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance, of 25 per cent. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies which are Authorised Institutions under the Banking Ordinance in Hong Kong.

                                              2005            2004

The average liquidity ratio for the
  period was as follows:

Hong Kong branches of the bank                48.2%           41.7%

38. Property revaluation

The group's premises and investment properties were revalued as at 30 September 2005 and updated for any material changes at 31 December 2005. The basis of valuation was open market value.

Premises and investment properties in the Hong Kong SAR, the Macau SAR and mainland China, which represent 95 per cent by value of the group's properties subject to valuation, were valued by DTZ Debenham Tie Leung Limited. The valuations were carried out by independent qualified valuers who are members of the Hong Kong Institute of Surveyors. Properties in 11 other countries, which represent 5 per cent by value of the group's properties, were valued by different, independent, professionally qualified valuers.

The September property revaluation, together with the revaluation of Hong Kong properties undertaken in June 2005, has resulted in an increase in the group's revaluation reserves of HK$1,017 million, net of deferred taxation of HK$307 million, and a credit to the income statement of HK$1,537 million, of which HK$1,167 million represents the surplus on the revaluation of investment properties and HK$370 million relates to the reversal of previous revaluation deficits that had arisen when the value of certain premises fell below depreciated historical cost.

39. Transition to new Hong Kong Financial Reporting Standards and comparative figures

The group has adopted new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ('new HKFRS') which are broadly equivalent to International Financial Reporting Standards, and are effective for accounting periods beginning on or after 1 January 2005.

The adoption of the new HKFRS has resulted in changes to the group's accounting policies which have affected the amounts reported for the current and prior year. Comparative numbers have been restated to conform with the new accounting policies, except for those applicable to financial instruments (HKAS 39).

Included in the appendix to this news release is the reconciliation of the consolidated income statement for 2004 and of the consolidated balance sheet at 31 December 2004, as previously reported and as restated, showing the effects of the adoption of the new HKFRS (except HKAS 39). Also included in the appendix is the restatement of the opening consolidated balance sheet at 1 January 2005, showing the effects of the adoption of HKAS 39.

40. Accounting policies

The accounting policies adopted in 2005 and 2004, and a summary of the effects of the significant changes, are detailed in the appendix to this news release.

41. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2005 which were approved by the Board of Directors on 6 March 2006 and will be delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The Auditors expressed an unqualified opinion on those statutory accounts in their report dated 6 March 2006. The Annual Report and Accounts for the year ended 31 December 2005, which include the statutory accounts, can be obtained on request from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.hk on or after 4 April 2006.

42. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

Appendix

1. Accounting policies

a Interest income and expense

From 1 January 2005

Interest income and expense for all interest-bearing financial instruments, except those classified as held-for-trading or designated at fair value, are recognised in 'Interest income' and 'Interest expense' in the income statement using the effective interest rates of the financial assets or financial liabilities to which they relate.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the group estimates cash flows considering all contractual terms of the financial instrument but not future credit losses. The calculation includes all amounts paid or received by the group that are an integral part of the effective interest rate, including transaction costs and all other premiums or discounts.

Interest on impaired financial assets is recognised at the original effective interest rate of the financial asset applied to the impaired carrying amount. The accounting policy for recognising impairment of loans and advances is set out in Note (d) below.

From 1 January 2004 to 31 December 2004

Interest income was recognised in the income statement as it accrued, except in the case of impaired loans and advances. Interest on impaired loans was not recognised in the income statement, but was credited to an interest suspense account in the balance sheet which was netted against the relevant loan.

b Non-interest income

(i) Fee income

From 1 January 2005

The group earns fee income from a diverse range of services it provides to its customers. Fee income is accounted for as follows:

- if the income is earned on the execution of a significant act, it is recognised as revenue when the significant act has been completed (for example, fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement for the acquisition of shares or other securities);
- if the income is earned as services are provided, it is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and
- if the income is an integral part of the effective interest rate of a financial instrument, it is recognised as an adjustment to the effective interest rate (for example, loan commitment fees) and recorded in 'Interest income' (see Note (a) above).

From 1 January 2004 to 31 December 2004

Fee income was accounted for as follows:

- income earned on the execution of a significant act and income earned as services were provided, were recognised as revenue on the same basis as described above for 2005;
- if the income was clearly interest in nature, it was recognised on an appropriate basis over the relevant period and recorded in 'Interest income' (see Note (a) above).

(ii) Dividend income

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

(iii) Net income from financial instruments designated at fair value

From 1 January 2005

Net income from financial instruments designated at fair value comprises all gains and losses from changes in the fair value (net of accrued coupon) of such financial assets and financial liabilities, together with interest income and expense and dividend income attributable to those financial instruments.

There was no such category for financial instruments prior to 1 January 2005.

(iv) Net trading income

From 1 January 2005

Net trading income comprises interest income and expense and dividend income attributable to trading financial assets and liabilities, together with all gains and losses from changes in fair value. Income and expense arising from economic hedging activities which do not qualify for hedge accounting under HKAS 39, as well as from the ineffective portion of qualifying hedges, are also included in 'Net trading income'.

From 1 January 2004 to 31 December 2004

Net trading income comprised all gains and losses from changes in fair value (net of accrued coupons) of trading financial assets and financial liabilities.

Interest income and expense, and dividend income, were recognised in 'Net interest income' or 'Dividend income' as appropriate.

c Advances to customers and placings with banks

From 1 January 2005

Advances to customers and placings with banks are loans and advances originated by the group, which have not been classified as held for trading or designated at fair value. Loans and advances are recognised when cash is advanced to borrowers. They are initially recorded at fair value plus any transaction costs, and are subsequently measured at amortised cost using the effective interest method, less impairment losses.

Loans and advances classified as held for trading or designated at fair value are reported as 'Trading assets' or 'Financial assets designated at fair value' respectively (see Notes (e) and (f) below).

From 1 January 2004 to 31 December 2004

Advances to customers and placings with banks included loans and advances originated by the group, which were not intended to be sold in the short term and had not been classified as held for trading. Loans and advances were recognised when cash was advanced to borrowers. They were measured at cost plus or minus amortisation of discounts or premiums as appropriate, less provisions for impaired loans and advances.

d Loan impairment

From 1 January 2005

It is the group's policy to make provisions for impaired loans and advances promptly where there is objective evidence that impairment of a loan or portfolio of loans has occurred.

Impairment losses are assessed for all credit exposures. Loans that are individually significant are assessed and where impairment is identified, impairment losses are recognised. Loans that have been subject to individual assessment, but for which no impairment has been identified, are then assessed collectively to estimate the amount of impairment at the reporting date, which has not been specifically identified. Loans which are not individually significant, but which can be aggregated into groups of exposures sharing similar characteristics, are then assessed collectively to identify and calculate impairment losses which have occurred by the reporting date. This methodology is explained in greater detail below.

Impairment losses are only recognised when there is evidence that they have been incurred prior to the reporting date. Losses which may be expected as a result of future events, no matter how likely, are not recognised.

(i) Individually significant loans

Impairment losses on individually significant accounts are assessed by an evaluation of the exposures on a case-by-case basis. The group assesses at each reporting date whether there is any objective evidence that a loan is impaired. This procedure is applied to all accounts that are considered individually significant. In determining the impairment losses on individually assessed accounts, the following factors are considered:

- the group's aggregate exposure to the customer;
- the viability of the customer's business model and capability to trade successfully out of financial difficulties and generate sufficient cash flow to service their debt obligations;
- the amount and timing of expected receipts and recoveries;
- the likely dividend available on liquidation or bankruptcy;
- the extent of other creditors' commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;
- the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;
- the realisable value of security (or other credit mitigants) and likelihood of successful repossession;
- the likely deduction of any costs involved in recovery of amounts outstanding;
- the ability of the borrower to obtain and make payments in the relevant foreign currency if loans are not in local currency; and
- where available, the secondary market price for the debt.

The impairment loss is calculated by comparing the present value of the expected future cash flows, discounted at the original effective interest rate of the loan, with its current carrying value and the amount of any loss is charged to the income statement. The carrying amount of impaired loans is reduced through the use of an allowance account.

(ii) Collectively assessed loans

Impairment losses are calculated on a collective basis in two different scenarios:

- in respect of losses which have been incurred but have not yet been identified on loans subject to individual assessment for impairment (see section (i) above); and
- for homogeneous groups of loans that are not considered individually significant.

Incurred but not yet identified impairment

Where loans have been individually assessed and no evidence of loss has been identified, these loans are grouped together on the basis of similar credit risk characteristics for the purpose of calculating a collective impairment loss. The loss calculated by this method represents impairments that have occurred at the balance sheet date but which will not be individually identified as such until some time in the future.

The collective impairment loss is determined after taking into account:

- historical loss experience in portfolios of similar risk characteristics (for example, by industry and geographical sectors, loan grade or product);
- the estimated period between a loss occurring and the establishment of an allowance against the loss on an individual loan; and
- management's experienced judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

The estimated period between a loss occurring and its identification is determined by management for each identified portfolio.

Homogeneous groups of loans

For homogeneous groups of loans that are not considered individually significant, two alternative methods are used to calculate allowances on a portfolio basis.

- When appropriate empirical information is available, the group utilises roll rate methodology. This methodology utilises a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed for each time period during which the customer's contractual payments are overdue. The amount of loss is based on the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio. Other historical data and an evaluation of current economic conditions are also considered to calculate the appropriate level of impairment allowance based on inherent loss.
- In other cases, when the portfolio size is small or when information is insufficient or not sufficiently reliable to adopt a roll rate methodology, the group adopts a formulaic approach which allocates loss rates having regard to the period of time for which a customer's loan is overdue. Loss rates are based on the discounted expected future cash flows from a portfolio.
- Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

(iii) Loan write-offs

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery of these amounts and, for collateralised loans, when the proceeds from the realisation of security have been received.

(iv) Reversals of impairment

If the amount of an impairment loss decreases in a subsequent period and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reduced accordingly. The reduction of an impairment loss under these circumstances is recognised in the income statement in the period in which it occurs.

(v)  Assets acquired in exchange for loans

Non-financial assets acquired in exchange for loans in order to achieve an orderly realisation are recorded as assets held for sale and reported in 'Other assets'. The asset acquired is recorded at the lower of its fair value less costs to sell and the carrying amount of the loan, net of impairment allowance amounts, at the date of exchange. No depreciation is provided in respect of assets held for sale. Any subsequent write-down of the acquired asset to fair value less costs to sell is recorded as an impairment loss and included within 'Other operating income' in the income statement. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative impairment loss, is recognised as a gain in 'Other operating income' in the income statement. Debt securities or equities acquired in debt-to-debt/equity swaps are included in 'Financial investments' and are classified as available-for-sale.

(vi) Renegotiated loans

Loans that have been individually identified as impaired and whose terms have been subsequently renegotiated and which have been performing satisfactorily for a certain period are no longer treated as impaired.


From 1 January 2004 to 31 December 2004

Loans were designated as non-performing as soon as management had doubts as to the ultimate collectibility of principal or interest or when contractual payments of principal or interest were 90 days overdue. When a loan was designated as non-performing, interest was suspended (see below) and a specific provision raised if required.

However, the suspension of interest could be exceptionally deferred for up to 12 months in the following situations:

- where cash collateral was held covering the total of principal and interest due and a legal right of set-off existed; or

- where the value of net realisable tangible security was considered more than sufficient to cover the full repayment of all principal and interest due and credit approval had been given to the rolling-up or capitalisation of interest payments.

There were two basic types of provision, specific and general, each of which was considered in terms of the charge and the amount outstanding.

Specific provisions

Specific provisions represented the quantification of actual and expected losses from identified accounts and were deducted from loans and advances in the balance sheet.

Other than where provisions on smaller balance homogenous loans were assessed on a portfolio basis, the amount of specific provision raised was assessed on a case by case basis. The amount of specific provision raised was the group's conservative estimate of the amount needed to reduce the carrying value of the asset to the expected ultimate net realisable value, and in reaching a decision consideration was given, among other things, to the following factors:

- the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of the group's other commitments to the same customer;

- the realisable value of any security for the loan;

- the costs associated with obtaining repayment and realisation of the security;

- if loans were not in the local currency, the ability of the borrower to obtain the relevant foreign currency; and

- the expected timeframe over which repayment would be made.

Where specific provisions were raised on a portfolio basis, the level of provisioning took into account management's assessment of the portfolio's structure, past and expected credit losses, business and economic conditions, and any other relevant factors. The principal portfolios evaluated on this basis were credit cards and other consumer lending products.

General provisions

General provisions augmented specific provisions and provided cover for loans which were impaired at the balance sheet date but which would not be identified as such until some time in the future. The group maintained a general provision which was determined by taking into account the structure and risk characteristics of the loan portfolio. Historical levels of latent risk were regularly reviewed to determine that the level of general provisioning continued to be appropriate. Where entities of the group operated in a significantly higher risk environment, an increased level of general provisioning was applied taking into account local market conditions and economic and political factors. General provisions were deducted from loans and advances to customers in the balance sheet.

Loans on which interest was being suspended

Provided that there was a realistic prospect of interest being paid at some future date, interest on non-performing loans was charged to the customer's account. However, the interest was not credited to the income statement but to an interest suspense account in the balance sheet which was netted against the relevant loan. On receipt of cash (other than from the realisation of security), suspended interest was recovered and taken to the income statement. Amounts received from the realisation of security were applied to the repayment of outstanding indebtedness, with any surplus used to release any specific provisions and then suspended interest.

Non-accrual loans

Where the probability of receiving interest payments was remote, interest was no longer accrued and any suspended interest balance was written off.

Loans were not reclassified as accruing until interest and principal payments were up-to-date and future payments were reasonably assured.

Loans and suspended interest were written off, either partially or in full, when there was no prospect of recovery of these amounts.

Assets acquired in exchange for advances in order to achieve an orderly realisation continued to be reported as advances. The asset acquired was recorded at the carrying value of the advance disposed of at the date of the exchange, and provisions were based on any subsequent deterioration in its value.

e Trading assets and trading liabilities

From 1 January 2005

Treasury bills, debt securities, structured deposits, equity shares, own debt issued and short positions in securities which have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking, are classified as held-for-trading. Such financial assets or financial liabilities are recognised initially at fair value, with transaction costs taken to the income statement, and are subsequently remeasured at fair value. All subsequent gains and losses from changes in the fair value of these assets and liabilities, together with related interest income and expense and dividends, are recognised in the income statement within 'Net trading income' as they arise. Financial assets and financial liabilities are recognised using trade date accounting.

From 1 January 2004 to 31 December 2004

Treasury bills, debt securities, equity shares and short positions in securities held for dealing purposes were included in 'Cash and short-term funds', 'Trading assets' or 'Trading liabilities' in the balance sheet at market value. Changes in the clean market value of such assets and liabilities were recognised in the income statement as 'Net trading income' as they arose. Related interest income and expense and dividends were recognised in 'Net interest income' and 'Dividend income' respectively.

f Financial instruments designated at fair value

From 1 January 2005

A financial instrument, other than one held for trading, is classified in this category if it meets the criteria set out below, and is so designated by management.

Financial assets and financial liabilities so designated are recognised initially at fair value, with transaction costs taken directly to the income statement, and are subsequently remeasured at fair value. This designation, once made, is irrevocable in respect of the financial instruments to which it is made. Financial assets and financial liabilities are recognised using trade date accounting.

Gains and losses from changes in the fair value of such assets and liabilities are recognised in the income statement as they arise, together with related interest income and expense and dividends, within 'Net income from financial instruments designated at fair value'.

Gains and losses arising from the changes in fair value of derivatives that are managed in conjunction with financial assets or financial liabilities designated at fair value are included in 'Net income from financial instruments designated at fair value'.

Where issued debt has been designated at fair value, and there is a related derivative, then the interest components of the debt and the derivative are recognised in 'Interest expense'.

The group may designate financial instruments at fair value where the designation:

- eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; examples include unit-linked investment contracts, financial assets held to back certain insurance contracts, and certain portfolios of securities and debt issuances that are managed in conjunction with financial assets or liabilities measured on a fair value basis; or

- applies to a group of financial assets, financial liabilities, or both, that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and where information about that group of financial instruments is provided internally on that basis to key management personnel; examples include financial assets held to back certain insurance contracts and certain asset-backed securities; or

- relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments, and which would otherwise be accounted for separately; examples include certain debt issuances and debt securities held.

From 1 January 2004 to 31 December 2004

The category, 'Financial instruments designated at fair value' was introduced on 1 January 2005 in accordance with HKAS 39.

g Financial investments

From 1 January 2005

Available-for-sale securities

Treasury bills, debt securities and equity shares intended to be held on a continuing basis are classified as available-for-sale securities unless they have been designated at fair value (see Note (f) above) or they are classified as held-to-maturity (see below). Available-for-sale securities are initially measured at fair value (which is usually the same as the consideration paid) plus direct and incremental transaction costs. They are subsequently remeasured at fair value.

Changes in fair value are recognised in equity until the securities are either sold or impaired. On the sale of available-for-sale securities, cumulative gains or losses previously recognised in equity are recognised through the income statement and classified as 'Gains less losses from financial investments'.

An assessment is made at each balance sheet date as to whether there is any objective evidence of impairment, i.e. circumstances where an adverse impact on estimated future cash flows of the financial asset or group of assets can be reliably estimated.

If an available-for-sale security is determined to be impaired, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement) is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. Impairment losses on equity instruments previously recognised in the income statement that are no longer required are reversed through reserves, not through the income statement.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group has the positive intention and ability to hold until maturity. Held-to-maturity investments are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment losses.

On 1 January 2005, the group has re-designated certain debt securities previously described as 'Long-term held-to-maturity investments' as 'available-for-sale securities' following the implementation of HKAS 39.

Financial investments are recognised using trade date accounting.

From 1 January 2004 to 31 December 2004

Treasury bills, debt securities and equity shares were accounted for in accordance with HK SSAP 24.

Treasury bills and debt securities intended to be held on a continuing basis were classified as 'Financial investments' and included in the balance sheet at cost, adjusted for amortisation of premium and discount on acquisition less provision for permanent diminution in value. Any gain or loss on realisation of these securities was recognised in the income statement as it arose and included in 'Gains less losses from financial investments'.

Equity shares intended to be held on a continuing basis were classified as 'Financial investments' and included in the balance sheet at fair value. Gains and losses arising from changes in fair value were accounted for as movements in the 'Long-term equity investment revaluation reserve'. When an investment was disposed of, the cumulative profit or loss, including any amounts previously recognised in the long-term equity investment revaluation reserve, was included in the income statement for the year in 'Gains less losses from financial investments'.

h Determination of fair value

For trading instruments, available-for-sale securities and financial instruments designated at fair value that are quoted in active markets, fair values are determined by reference to the current quoted bid/offer price. Where independent prices are not available, fair values may be determined using valuation techniques with reference to observable market data. These include comparison to similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

The use of a valuation technique takes account of a number of factors as appropriate. These factors include adjustments for bid-offer spread, credit factors, and servicing costs of portfolios.

i Sale and repurchase agreements (including stock lending and borrowing)

Where securities are sold subject to a commitment to repurchase them at a predetermined price ('repos') they remain on the balance sheet and a liability is recorded in respect of the consideration received. Conversely, securities purchased under commitments to sell ('reverse repos') are not recognised on the balance sheet and the consideration paid is recorded in 'Cash and short term funds', 'Placings with banks maturing after one month', or 'Advances to customers' as appropriate.

The difference between the sale and repurchase price is treated as interest and recognised over the life of the agreement.

Securities lending and borrowing transactions are generally entered into on a collateralised basis, with securities or cash advanced or received as collateral. The transfer of the securities to counterparties is not normally reflected on the balance sheet. If cash collateral is advanced or received, an asset or liability is recorded at the amount of cash collateral advanced or received.

Securities borrowed are not recognised on the balance sheet, unless they are sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value and any gains or losses are included in 'Net trading income'.

j Derivative financial instruments and hedge accounting

From 1 January 2005

Derivatives are initially recognised at fair value from the date a derivative contract is entered into and are subsequently re-measured at their fair value at each reporting date.

Fair values are obtained from quoted market prices in active markets, or by using valuation techniques, including recent market transactions, where an active market does not exist. Valuation techniques include discounted cash flow models and option pricing models as appropriate. All derivatives are classified as assets when their fair value is positive, or as liabilities when their fair value is negative.

In the normal course of business, the fair value of a derivative on initial recognition is considered to be the transaction price (i.e. the fair value of the consideration given or received). However, in certain circumstances the fair value of an instrument will be evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets, including interest rate yield curves, option volatilities and currency rates. When such evidence exists and results in a value which is different from the transaction price, the group recognises a trading profit or loss on inception of the derivative. If observable market data are not available, the initial change in fair value indicated by the valuation model, but based on unobservable inputs, is not recognised immediately in the income statement but is recognised over the life of the transaction on an appropriate basis, or recognised in the income statement when the inputs become observable, or when the transaction matures or is closed out.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value through profit and loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

Derivative assets and liabilities on different transactions are only netted if the transactions are with the same counterparty, a legal right of set-off exists, and the cash flows are intended to be settled on a net basis.

The method of recognising the resulting fair value gains or losses depends on whether the derivative is held for trading, or is designated as a hedging instrument, and if so, the nature of the risk being hedged. All gains and losses from changes in the fair value of derivatives held for trading are recognised in the income statement. Where derivatives are designated and highly effective as hedges, the group classifies them as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments ('fair value hedge'); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction ('cash flow hedge'); or (iii) hedges of net investments in a foreign operation ('net investment hedge'). Hedge accounting is applied to derivatives designated as hedging instruments in a fair value, cashflow or net investment hedge provided certain criteria are met.

Hedge accounting

It is the group's policy to document, at the inception of a hedging relationship, the relationship between the hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge. Such policies also require documentation of the assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risks. Interest on designated qualifying hedges is included in 'Net interest income'.

Fair value hedge

Changes in the fair value of derivatives (net of interest accrual) that are designated and qualify as fair value hedging instruments are recorded as 'Net trading income' in the income statement, together with changes in the fair value of the asset or liability that are attributable to the hedged risk.

If the hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the residual period to maturity in net interest income. Where the adjustment relates to the carrying amount of a hedged available-for-sale equity security, this remains in equity until the disposal of the equity security.

Cash flow hedge

The effective portion of changes in the fair value of derivatives (net of interest accrual) that are designated and qualify as cash flow hedges is recognised in shareholders' equity. Any gain or loss relating to an ineffective portion is recognised immediately in the income statement within 'Net trading income' along with accrued interest.

Amounts accumulated in shareholders' equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from shareholders' equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders' equity at that time remains in shareholders' equity until the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in shareholders' equity is immediately transferred to the income statement.

Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in shareholders' equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Hedge effectiveness testing

To qualify for hedge accounting, HKAS 39 requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness). Actual effectiveness (retrospective effectiveness) must also be demonstrated on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method adopted for assessing hedge effectiveness will depend on the risk management strategy.

For fair value hedge relationships, the cumulative dollar offset method or regression analysis are used to test hedge effectiveness. For cash flow hedge relationships, effectiveness is tested by applying the change in variable cash flow method or the cumulative dollar offset method using the hypothetical derivative approach.

For prospective effectiveness, the hedging instrument must be expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated.

For actual effectiveness, the changes in fair value or cash flows must offset each other. The group considers that a hedge is highly effective when the offset is within the range of 80 per cent to 125 per cent.

Derivatives that do not qualify for hedge accounting

All gains and losses from changes in the fair value of any derivative instrument that does not qualify for hedge accounting under HKAS 39 are recognised immediately in the income statement and reported in 'Net trading income', except where derivative contracts are used with financial instruments designated at fair value, in which case gains and losses are reported in 'Net income from financial instruments designated at fair value'.

From 1 January 2004 to 31 December 2004

Derivative financial instruments comprised futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate, equity, credit derivative, and commodity markets. Netting was applied where a legal right of set-off existed.

Accounting for these instruments was dependent upon whether the transactions were undertaken for trading or non-trading purposes.

Trading transactions

Trading transactions included transactions undertaken for market-making, to service customers' needs and for proprietary purposes, as well as any related hedges.

Transactions undertaken for trading purposes were marked-to-market and the net present value of any gain or loss arising was recognised in the income statement as 'Net trading income', after appropriate deferrals for unearned credit margins and future servicing costs. Derivative trading transactions were valued by reference to an independent liquid price where this was available. For those transactions where there were no readily available quoted prices, which predominantly related to over-the-counter transactions, market values were determined by reference to independently sourced rates, using valuation models. Adjustments were made for illiquid positions where appropriate.

Assets, including gains, resulting from derivative exchange rate, interest rate, equity, credit derivative and commodity contracts which were marked-to-market were included in 'Derivatives' on the assets side of the balance sheet. Liabilities, including losses, resulting from such contracts, were included in 'Derivatives' on the liabilities side of the balance sheet.

Non-trading transactions

Non-trading transactions, which were those undertaken for hedging purposes as part of the group's risk management strategy against cash flows, assets, liabilities or positions, were measured on an accrual basis. Non-trading transactions included qualifying hedges and positions that synthetically altered the characteristics of specified financial instruments.

Non-trading transactions were accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any gain or loss was recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative was required effectively to reduce the price, foreign exchange or interest rate risk of the asset, liability or anticipated transaction to which it was linked and designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative were required to be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria were met, the derivative was accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes included swaps, forwards and futures. Interest rate swaps were also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument had to be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments, and had to achieve a result that was consistent with defined risk management objectives. If these criteria were met, accrual-based accounting was applied, i.e. income or expense was recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

Any gain or loss arising on the termination of a qualifying derivative was deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position was sold or terminated, the qualifying derivative was immediately marked-to-market and any gain or loss arising was taken to the income statement.

k Derecognition of financial assets and liabilities

Financial assets are derecognised when the rights to receive cash flows from the assets have expired; or where the group has transferred its contractual rights to receive the cash flows of the financial assets and has transferred substantially all the risks and rewards of ownership; or where both control and substantially all the risks and rewards are not retained.

Financial liabilities are derecognised when they are extinguished, i.e. when the obligation is discharged or cancelled or expires.

l Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and the group intends to settle on a net basis, or realise the asset and settle the liability simultaneously. In 2004, netting was applied where a legal right of set-off existed.

m Subsidiaries and associates

Subsidiaries are companies in which the group, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power or controls the composition of the board of directors. Subsidiaries are controlled if the group has the power to govern their financial and operating policies so as to obtain benefits from their activities. Subsidiaries are consolidated in the group's financial statements from the date on which the group obtains control until control ceases.

Balances and transactions between entities that comprise the group, together with unrealised gains and losses thereon, are eliminated in the consolidated financial statements. Minority interests represent the portion of the profit or loss and net assets of subsidiaries attributable to equity interests in those subsidiaries that are not held by the group.

Associates are entities over which the group has significant influence but not control or joint control. Investments in associates in the consolidated balance sheet are stated at the group's attributable share of the net assets of the associates using the equity method of accounting.

'Share of profit in associates' is stated in the income statement net of tax.

n Goodwill and intangible assets

(i) Goodwill arises on business combinations, including the acquisition of subsidiaries or associates, when the cost of acquisition exceeds the fair value of the group's share of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill on acquisitions of associates is included in 'Interests in associates'. Goodwill is tested for impairment annually by comparing the present value of the expected future cash flows from a business with the carrying value of its net assets, including attributable goodwill. Goodwill is allocated to cash-generating units for the purposes of impairment testing. Goodwill is tested for impairment at the lowest level at which it is monitored for internal management purposes. Goodwill is stated at cost less accumulated impairment losses which are charged to the income statement.

     Negative goodwill is recognised immediately in the income statement as it arises.

     At the date of disposal of a business, attributable goodwill is included in the group's share of the net assets in the calculation of the gain or loss on disposal.

(ii) Intangible assets include the value of in-force long-term assurance business, computer software, trade names, customer relationships and core deposit relationships. Intangible assets that have an indefinite useful life, or are not yet ready for use, are tested for impairment annually.

     Intangible assets that have a finite useful life, except for the value of in-force long-term assurance business, are stated at cost less amortisation and accumulated impairment losses and are amortised over their estimated useful lives. Estimated useful life is the lower of legal duration and expected economic life.

     Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

     The accounting policy on the value of the in-force long-term assurance business is set out in Note (v) below.

o Property, plant and equipment

(i)  Premises

     Premises held for own use, comprising freehold land and buildings, and leasehold land and buildings where the value of the land cannot be reliably separated from the value of the building at inception of the lease and the premises are not clearly held under an operating lease, are stated at valuation less accumulated depreciation and impairment losses.

     Such premises are revalued by professionally qualified valuers with sufficient regularity to ensure that the net carrying amount does not differ materially from the fair value. Surpluses arising on revaluation are credited firstly to the income statement to the extent of any deficits arising on revaluation previously charged to the income statement in respect of the same premises, and are thereafter taken to the
    'Property revaluation reserve'. Deficits arising on revaluation are firstly set off against any previous revaluation surpluses included in the 'Property revaluation reserve' in respect of the same premises, and are thereafter taken to the income statement.

     Buildings held for own use which are situated on leasehold land where it is possible to reliably separate the value of the building from the value of the leasehold land at inception of the lease are stated at valuation less accumulated depreciation and impairment losses.

     Depreciation on premises is calculated to write off the assets over their estimated useful lives as follows:

-    freehold land is not depreciated;
-    leasehold land is depreciated over the unexpired terms of the leases;
     and
- buildings and improvements thereto are depreciated at the greater of 2 per cent per annum on the straight line basis or over the unexpired terms of the leases or over the remaining useful lives of the buildings.

(iii)Other plant and equipment

     Equipment, fixtures and fittings (including equipment on operating leases where the group is the lessor) are stated at cost less any impairment losses. Depreciation is calculated on a straight-line basis to write off the assets over their useful lives, which are generally between five and 20 years.

(iv) Investment properties

     The group holds certain properties as investments to earn rentals, or for capital appreciation, or both. Investment properties are stated at fair value with changes in fair value being recognised in the income statement
    (in 'Other operating income') with effect from 1 January 2005. Previously, the change in the fair value of investment properties was recognised in the property revaluation reserve. The comparative income statement for 2004 has not been adjusted to reflect the revaluation of investment properties, as permitted by HKAS 40. Fair values are determined by independent professional valuers who apply recognised valuation techniques.

     Property, plant and equipment is subject to review for impairment if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

p Finance and operating leases

(i) Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. Where the group is a lessor under finance leases the amounts due under the leases, after deduction of unearned charges, are included in 'Advances to customers' as appropriate. Finance income receivable is recognised over the periods of the leases so as to give a constant rate of return on the net investment in the leases.

(ii) Where the group is a lessee under finance leases the leased assets are capitalised and included in 'Property, plant and equipment' and the corresponding liability to the lessor is included in 'Other liabilities'. The finance lease and corresponding liability are recognised initially at the fair value of the asset or, if lower, the present value of the minimum lease payments. Finance charges payable are recognised over the periods of the leases based on the interest rates implicit in the leases so as to give a constant rate of interest on the remaining balance of the liability.

(iii)All other leases are classified as operating leases. Where the group is the lessor, the assets subject to the operating leases are included in 'Property, plant and equipment' and accounted for accordingly. Impairment losses are recognised to the extent that the carrying value of equipment is impaired through residual values not being fully recoverable. Where the group is the lessee, the leased assets are not recognised on the balance sheet. Rentals payable and receivable under operating leases are accounted for on a straight-line basis over the periods of the leases and are included in 'General and administrative expenses' and 'Other operating income' respectively.

(iv) There are no freehold interests in land in Hong Kong. Accordingly all such land is considered to be held under operating leases. Unless it qualifies for inclusion in 'Property, plant and equipment'
     (as described in Note (o) above), such land is included under 'Other assets' in the balance sheet and is stated at cost less amortisation and impairment losses. Amortisation is calculated to write off the cost of the land on a straight-line basis over the terms of the leases, which are generally between 20 and 999 years.

q Income tax

(i) Income tax for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in reserves, in which case it is recognised in reserves.

(ii) Current tax is the expected tax payable on the taxable income for the year, calculated using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when the group intends to settle on a net basis and the legal right to set-off exists.

(iii)Deferred tax is recognised on temporary differences between the carrying amount of assets and liabilities in the balance sheet and the amount attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

     Deferred tax is calculated using the tax rates that have been enacted or substantively enacted at the balance sheet date and are expected to apply in the periods in which the assets will be realised or the liabilities settled. Deferred tax assets and liabilities are offset when they arise in the same tax reporting group, relate to income taxes levied by the same taxation authority, and a legal right to set-off exists in the entity.

     Deferred tax relating to actuarial gains and losses arising from post-employment benefit plans which are recognised directly in equity, is also credited or charged directly to equity.

     From 1 January 2005, deferred tax relating to fair value re-measurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement when the deferred fair value gain or loss is recognised in the income statement.

r Pension and other post-retirement benefits

The group operates a number of pension plans which include both defined benefit and defined contribution plans.

Payments to defined contribution plans and state-managed retirement benefit plans, where the group's obligations under the plans are equivalent to a defined contribution plan, are charged as an expense as they fall due.

The costs recognised for funding defined benefit plans are determined using the projected unit credit method, with annual actuarial valuations performed on each plan. Actuarial differences that arise are recognised in shareholders' equity and presented in the statement of changes in equity in the period they arise. Past service costs are recognised immediately to the extent the benefits are vested, and are otherwise recognised on a straight-line basis over the average period until the benefits are vested. The current service costs and any past service costs together with the expected return on plan assets less the unwinding of the discount on the plan liabilities are charged to operating expenses.

The net defined benefit asset recognised in the balance sheet represents the excess of the fair value of plan assets over the present value of the defined benefit obligations adjusted for unrecognised past service costs. The asset is limited to unrecognised past service costs plus the present value of available refunds and reductions in future contributions to the plan.

The group implemented HK SSAP 34 (which is materially equivalent to HKAS 19) in relation to the accounting for pensions in 2003, and adopted the corridor approach for the recognition of actuarial gains and losses. The group has changed its policy in 2005 to recognise in full actuarial gains and losses in the statement of changes in equity.

s Share based payments

The group grants shares of HSBC Holdings plc to certain employees under various vesting conditions and the group has the obligation to acquire HSBC Holdings plc shares to deliver to the employees upon vesting. The group's liability under such arrangements is measured at fair value at each reporting date. The changes in fair value are recognised as an expense in each period. The main kinds of awards in this category are as follows:

- shares awarded to an employee to join HSBC that are made available immediately, with no vesting period attached to the award, are expensed immediately;

- when an inducement in the form of shares is awarded to an employee on commencement of employment with HSBC, and the employee must complete a specified period of service before the inducement vests, the expense is spread over the period to vesting;

- discretionary bonuses awarded in respect of service in the past, are expensed over the vesting period which, in this case, is the period from the date the bonus is announced until the award vests.

For share options granted to employees of the group directly by HSBC Holdings plc, the compensation expense to be spread over the vesting period is determined by reference to the fair value of the options on grant date, and the impact of any non-market vesting conditions such as option lapses. The expense is recognised over the vesting period. The corresponding amount is credited to 'Other reserves'.

t Foreign currencies

(i) Items included in each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The group's financial statements are presented in Hong Kong dollars.

     Transactions in foreign currencies are recorded in the functional currency at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange ruling at the balance sheet date. Any resulting exchange differences are included in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into the functional currency using the rate of exchange at the date of the initial transaction. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency using the rate of exchange at the date the fair value was determined.

(ii) The results of branches, subsidiaries and associates not reporting in Hong Kong dollars are translated into Hong Kong dollars at the average rates of exchange for the reporting period. Exchange differences arising from the retranslation of opening foreign currency net investments and exchange differences arising from retranslation of the result for the reporting period from the average rate to the exchange rate prevailing at the period-end are accounted for in a separate foreign exchange reserve. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of the separate subsidiary financial statements. In the consolidated financial statements these exchange differences are recognised in the foreign exchange reserve in shareholders' equity. On disposal of a foreign operation, exchange differences relating thereto and previously recognised in reserves are recognised in the income statement.

u Provisions

     Provisions for liabilities and charges are recognised when it is probable that an outflow of economic benefits will be required to settle a present legal or constructive obligation arising from past events and a reliable estimate can be made of the amount of the obligation.

v Insurance contracts

From 1 January 2005

Through its insurance subsidiaries, the group issues contracts to customers that contain insurance risk, financial risk, or a combination thereof. A contract under which the group accepts significant insurance risk from another party, by agreeing to compensate that party on the occurrence of a specified uncertain future event, is classified as an insurance contract. An insurance contract may also transfer financial risk, but is accounted for as an insurance contract if the insurance risk is significant.

Insurance contracts are accounted for as follows:

Premiums

Gross insurance premiums for general insurance business are reported as income over the term of the insurance contract attributable to the risks borne during the accounting period. The unearned premium or the proportion of the business underwritten in the accounting year relating to the period of risk after the balance sheet date is calculated on a daily or monthly pro-rata basis.

Premiums for life assurance are accounted for when receivable, except in unit-linked business where premiums are accounted for when liabilities are established.

Reinsurance premiums are accounted for in the same accounting period as the premiums for the direct insurance to which they relate.

Claims and reinsurance recoveries

Gross insurance claims for general insurance business include paid claims and movements in outstanding claims reserves. The outstanding claims reserves are based on the estimated ultimate cost of all claims that have occurred but not settled at the balance sheet date, whether reported or not, together with related claim handling costs and a reduction for the expected value of salvage and other recoveries. Reserves for claims incurred but not reported ('IBNR') are made on an estimated basis, using appropriate statistical techniques.

Gross insurance claims for life assurance reflect the total cost of claims arising during the year, including claim handling costs and any policyholder bonuses allocated in anticipation of a bonus declaration. The technical reserves for non-linked liabilities (long-term business provision) are calculated by each life assurance operation based on local actuarial principles. The technical reserves for linked liabilities are at least the element of any surrender or transfer value which is calculated by reference to the relevant fund or funds or index. Some insurance contracts may contain discretionary participation features whereby the policyholder is entitled to additional payments whose amount and/or timing is at the discretion of the issuer. The discretionary element of these contracts is included in 'Liabilities under insurance contracts issued'.

Reinsurance recoveries are accounted for in the same period as the related claim.

Value of long-term assurance business

A value is placed on insurance contracts that are classified as long-term assurance business, and are in force at the balance sheet date.

The value of in-force long-term assurance business is determined by discounting future earnings expected to emerge from business currently in force, using appropriate assumptions in assessing factors such as recent experience and general economic conditions. Movements in the value of in-force long-term assurance business are included in 'Other operating income' on a gross of tax basis.

w Investment contracts

Customer liabilities under unit-linked investment contracts and the linked financial assets are designated at fair value, and the movements in fair value are recognised in the income statement in 'Net income from financial instruments designated at fair value'.

Premiums receivable and amounts withdrawn are accounted for as increases or decreases in the liability recorded in respect of investment contracts.

Investment management fees receivable are recognised in the income statement over the period of the provision of the investment management services.

The incremental costs directly related to the acquisition of new investment contracts or renewal of existing investment contracts are capitalised and amortised over the period of the provision of the investment management services.

x Dividends

Dividends proposed or declared after the balance sheet date are disclosed as a separate component of shareholders' equity.

y Debt securities in issue and subordinated liabilities

From 1 January 2005

Debt securities issued for trading purposes or designated at fair value are reported under the appropriate balance sheet captions. Other debt securities in issue and subordinated liabilities are measured at amortised cost using the effective interest rate method and are reported under 'Debt securities in issue' or 'Subordinated liabilities'.

From 1 January 2004 to 31 December 2004

Debt securities in issue were measured at cost adjusted for amortised premiums and discounts, and were reported under 'Debt securities in issue' or 'Subordinated liabilities'.

z Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments comprise cash and balances with banks maturing within one month, and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition.

aa Share capital

From 1 January 2005

Shares are classified as equity when the group has the unconditional right to avoid transferring cash or other financial assets.

From 1 January 2004 to 31 December 2004

Share capital included preference shares issued by the group. These have been reclassified as liabilities upon the adoption of HKAS 32.

2. Effect of changes in accounting policies

A description of the significant changes from accounting policies previously applied by the group together with estimates, to the extent practicable, of the amounts involved are set out below.

Changes in accounting policies have generally been applied retrospectively, except as noted below. Retrospective application of a new accounting policy involves restating the comparative figures and restating the opening balance sheet as at 1 January 2004 as if the new policy had always been applied.

Some standards specify transitional provisions governing the initial application of the standard. In some cases transitional provisions restrict the extent to which a change in accounting policy may be applied retrospectively. The most significant exception to retrospective application is HKAS 39.

a HKAS 32 - Financial instruments: disclosure and presentation

     Application of HKAS 32 has resulted in the reclassification of preference shares issued by the group from share capital to liabilities. This has had the effect of increasing liabilities and reducing equity at 31 December 2005 by HK$71,980 million (2004: HK$55,602 million).
     In addition, dividends payable on those preference shares have been reclassified as interest expense whereas they were previously dealt with as an appropriation of retained earnings. This has reduced net interest income and operating profit in 2005 by approximately HK$3,010 million (2004: HK$1,540 million).

     HKAS 32 also requires that financial assets and liabilities may only be offset in the circumstances described in section 1 - Accounting policies Note (l). This resulted in a grossing up of assets and liabilities by approximately HK$57,718 million at 31 December 2005
     (2004: HK$52,157 million). This adjustment had no effect on reported profit or equity.

b HKAS 39 - Financial instruments: recognition and measurement

     HKAS 39 sets requirements for the classification, recognition, measurement and derecognition of financial instruments as well as hedge accounting. These requirements affect the measurement and timing of income and expense associated with many of the activities of the group as well as the carrying values of financial assets and liabilities in the balance sheet.

     The new accounting policies resulting from the application of HKAS 39 are set out in section 1 above. Where the accounting policies have changed as a result of the application of HKAS 39, the previous policies have also been disclosed.

     The transitional provisions of HKAS 39 prohibit full retrospective application of the standard and instead require the adjustments to the carrying values of all financial instruments on initial application of the standard to be made in the opening balance sheet at 1 January 2005. This means that the recognition and measurement of certain financial instruments, together with associated income and expense, for 2005 is not necessarily consistent with the amounts reported for 2004.

     The more significant changes in the 2005 financial statements resulting from HKAS 39 include (but are not limited to) the following:

     -  Effective interest rate method (section 1 - Accounting policies Notes
        (a)&(b))

        HKAS 39 requires the use of the effective interest rate method for calculating interest income and the amount of amortisation of premiums, discounts and transaction costs associated with debt instruments.
        This affects the timing of recognition of certain types of fee income and expense as well as their reclassification to 'Net interest income'.

     -  Derivatives and hedging (section 1 - Accounting policies Note (j))

        HKAS 39 requires all derivatives to be recognised on the balance sheet at fair (market) value regardless of the purpose for which they are held. In addition, the rules for applying hedge accounting under HKAS 39 are more restrictive than the policies previously applied by the group. This results in fewer transactions qualifying for hedge accounting in 2005 compared to previously, while the gains and losses on the derivatives are now generally recognised in 'Net trading income'.

     -  Acceptances and endorsements

        HKAS 39 requires that assets and liabilities associated with acceptances and endorsements related to trade finance should be recognised on the balance sheet. This results in an increase in both 'Other assets' and 'Other liabilities' of HK$22,744 million. Under the previous accounting policy, these items had been disclosed as off-balance sheet contingent liabilities and commitments. This change has no effect on profit for the year.

     -  Fair value measurement

        HKAS 39 generally requires treasury bills and debt securities intended to be held on a continuing basis to be carried at fair value in the balance sheet. Unless the securities are designated under the 'fair value option' (see below), then the changes in fair value are recognised in equity until the securities are sold. These securities were previously carried at cost.

        In addition, the group has early-adopted the 'Amendment to HKAS 39 - The fair value option' in 2005. This allows financial assets and liabilities, under certain restricted circumstances, to be designated at fair value with changes in fair value being recognised in the income statement as they arise. This is described in section 1 - Accounting policies Note (f). There was no such category in 2004.

        Upon initial application of HKAS 39 in 2005, the following financial assets and liabilities were designated at fair value under the 'fair value option':

        Fair value at 01Jan05             HK$m

        Assets
        Customer advances                3,807
        Treasury bills                   1,318
        Debt securities                 15,976
        Equity shares                   14,971
                                        36,072
        Liabilities
        Customer deposits                1,252
        Deposits by banks                    1
                                         1,253

        Effect of HKAS 39 on the income statement

        To the extent practicable, management has estimated the effect of applying HKAS 39 on the group's income statement in 2005 as follows:

        Estimated effect of applying HKAS 39:                      HK$m

        Increase in net interest income                           1,076
        Decrease in net fee income                                 (298)
        Decrease in net trading income                             (957)
        Net income from financial instruments
          designated at fair value                                  372
        Increase in gains less losses from
          financial investments                                     139
        Decrease in dividend income                                (105)
        Increase in impairment charges and
          other credit risk provisions                              (53)
        Increase in net operating income                            174
        Decrease in operating expenses                              193
        Increase in profit before tax                               367


c HKFRS 4 - Insurance contracts

     HKFRS 4 introduced a formal definition of the term 'Insurance contract'. Application of this standard has materially affected the financial statements in the manner set out below.

- Certain contracts issued by the group which have the legal form of insurance contracts do not meet the definition of insurance contracts in HKFRS 4. The assets, liabilities, income and expense associated with such contracts are dealt with as investment contracts and from 1 January 2005, are accounted for under HKAS 39.

-    Reclassification of items relating to the insurance business

     - Financial assets held by insurance subsidiaries were previously reported as 'Other assets'. These financial assets have been disaggregated and classified into their respective categories. Measurement of such assets is also in accordance with HKAS 39 with effect from 1 January 2005.

     - The income statement captions 'Net earned insurance premiums' and 'Net insurance claims incurred and movement in policyholders' liabilities' now include only the amounts relating to insurance contracts as defined under HKFRS 4. Income and expense relating to contracts which are, in substance, investment contracts are included in other income statement captions according to their nature. Income from related assets is included in 'Net interest income' and 'Net income from financial instruments designated at fair value'. The related assets are included in the balance sheet under 'Financial assets designated at fair value' and 'Financial investments'. The liabilities related to these contracts are included in 'Financial liabilities designated at fair value'.

     - Previously all income and expense related to the insurance business was included in 'Other operating income'. The comparative figures disclosed in the financial statements have been reclassified to show net earned insurance premiums and net insurance claims incurred. However, in accordance with the transitional provisions of HKAS 39, the comparative figures have not been remeasured. These reclassifications have no impact on operating profit.

d HKFRS 2 - Share-based payment

     HKFRS 2 requires an expense to be recognised by the group where employees are awarded options over shares in HSBC Holdings plc and where the group awards shares to employees in compensation for services rendered to the group. The group recognises an expense in all cases where equity instruments of HSBC Holdings plc are granted to employees for services rendered to the group, regardless of whether the equity instruments are granted directly by HSBC Holdings plc or by the group. The expense is recognised over the vesting period relevant to each type of award. Details of the new accounting policy are set out in section 1 - Accounting policies Note (s).

     Prior to the adoption of HKFRS 2, share options that were awarded by HSBC Holdings plc directly to employees of the group were not recognised in the group's financial statements. When the group awarded its employees shares of HSBC Holdings plc the amount payable by the group to acquire the shares was recorded as an expense.

     In accordance with the transitional rules of HKFRS 2, the group has applied the new accounting policy retrospectively to all share-based payment transactions where the grant date was after 7 November 2002 and which had not vested by 31 December 2004.

     The change in accounting policy has resulted in share-based payment expenses being recognised in 2005 of HK$876 million (2004: HK$466 million). At 31 December 2005 the reserve arising from the grant of share options to the group's employees was HK$629 million (2004: HK$322 million) and the liability recognised for share awards made by the group was HK$576 million (2004: HK$211 million).

e HKAS 17 - Leases

     HKAS 17 requires leasehold land to be classified as held under operating leases. With some exceptions, as described in section 1 - Accounting policies Note (o), this has resulted in the remeasurement of certain interests in land (principally held in Hong Kong) from a fair value basis to a historical cost basis. Such interests in land have been removed from 'Property, plant & equipment' and reclassified as 'Other assets'. This has resulted in a decrease in assets and a decrease in previously reported revaluation reserves.

     If the previous accounting policy had been applied in 2005, total assets and equity would have been increased by approximately HK$15,061 million and HK$12,425 million respectively at 31 December 2005 (2004: HK$10,746 million and HK$9,352 million respectively). The deferred tax liability would have been increased by HK$2,636 million (2004: HK$1,394 million). In addition, operating profit in 2005 would have been reduced by the additional depreciation charge attributable to the revaluation of approximately HK$420 million (2004: HK$245 million).

     In the group's interim news release for the six months ended 30 June 2005, leases of land exceeding 500 years to expiry at inception were recognised as finance leases and were included in the balance sheet as 'Property, plant & equipment' at fair value less accumulated depreciation. Following the publication of a summary of a meeting of the International Financial Reporting Interpretations Committee in December 2005, at which a related issue had been discussed, the group considered it would be appropriate to classify all leases of land as operating leases, regardless of the length of the lease, unless the specific conditions described in section 1 - Accounting policies
     Note (o) are met.

f HKAS 40 - Investment properties (section 1 - Accounting policies Note (o)(iii))

     HKAS 40 requires unrealised revaluation gains and losses on investment properties to be recognised directly in the income statement as they arise. Prior to the implementation of this standard, revaluation gains on investment properties were recognised in equity until the investment properties were sold, at which point the cumulative revaluation gains or losses would be included in the calculation of the gain or loss on disposal. The new policy increases operating profit for 2005 by HK$1,167 million.

     In accordance with the transitional provisions of HKAS 40, the 2004 income statement has not been restated to conform to the new accounting policy.

g HKFRS 3 - Business combinations

     HKFRS 3 has been applied with effect from 1 January 2004, in accordance with the transitional provisions of the standard. The principal effect of this is that previously recognised goodwill has been frozen at its carrying value (cost less accumulated amortisation and impairment) as at 1 January 2004. Thereafter, goodwill is not amortised, but is tested annually for impairment. Prior to this change of accounting policy, goodwill was amortised over its estimated useful life.

     HKFRS 3 also requires intangible assets to be recognised upon acquisition of a subsidiary or an associate. As a result of this, intangible assets have been reclassified from goodwill.

     No impairment losses have been recognised as a result of applying the new policy for 2004 and 2005. The comparative figures for 2004 have been restated to comply with the new policy.

     The cessation of goodwill amortisation has resulted in an increase in profit before tax for 2005 of HK$145 million (2004: HK$43 million). The carrying amount of goodwill in the balance sheet has therefore not been reduced by the same amount.

     The net effect of ceasing the amortisation of goodwill and the additional amortisation charged on intangible assets leads to a decrease in profit before tax of HK$44 million in 2005. For 2004, the net effect was an increase in profit before tax of HK$43 million.

h HKAS 38 - Intangible assets

     The application of HKAS 38 has resulted in the recognition of internally developed software as an asset in 2005 of approximately HK$628 million. Under the group's previous accounting policy, software development costs were recognised as expenses as they were incurred.

     The effect of the new policy is to increase operating profit for 2005 by approximately HK$590 million, representing the capitalised internally developed software, less amortisation for the year.

3. Critical accounting estimates and judgements in applying accounting policies

The preparation of financial statements requires the group to make certain estimates and to form judgments about the application of its accounting policies. The most significant areas where estimates and judgments have been made are set out below.

Fair value estimation

As disclosed in section 1 - Accounting policies, a significant proportion of the group's financial assets and liabilities are stated in the balance sheet at fair value. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Where there is an active market for financial assets and liabilities and quoted prices are available, then such prices are the best indicator of fair value. In the normal course of business, however, the group also holds financial assets and liabilities, including certain non-exchange traded derivatives, where quoted prices in an active market are not available. The group uses valuation techniques to determine the fair value of such financial instruments. The valuation techniques used for different financial instruments are selected to reflect how the market would be expected to price the instruments, using inputs that reasonably reflect the risk-return factors inherent in the instruments. Depending upon the characteristics of the financial instruments concerned, observable market factors are available for use in most valuations, while others involve a greater degree of judgment and estimation.

In the case of trading assets and liabilities, derivatives, and financial assets and liabilities designated at fair value, the estimation of fair value at the reporting date affects profit for the year. The group has, and maintains, a substantial pool of expertise in the valuation of financial instruments and valuation estimates are benchmarked against actual outcomes, where practicable, to ensure that the valuation techniques reflect actual market activity.

Accounting standards also require disclosure of the estimated fair value of certain financial instruments that are stated in the balance sheet at amortised cost. These disclosures, which are made in the notes on the financial statements, affect neither the profit for the year nor the carrying amounts of any assets or liabilities in the balance sheet. The estimation of fair value of some of these classes of assets and liabilities is performed in the absence of active markets for instruments with similar characteristics. The amounts disclosed, therefore, may involve a higher degree of judgment and estimation than is the case for most of the assets and liabilities which are carried at fair value on the balance sheet.

Loan impairment

Application of the group's methodology for assessing loan impairment, as set out in section 1 - Accounting policies Note (d), involves considerable judgment and estimation.

For individually significant loans, judgment is required in determining first, whether there are indications that an impairment loss may have already been incurred, and then estimating the amount and timing of expected cash flows, which form the basis of the impairment loss that is recorded.

For collectively assessed loans, judgment is involved in selecting and applying the criteria for grouping together loans with similar credit characteristics, as well as in selecting and applying the statistical and other models used to estimate the losses incurred for each group of loans in the reporting period. The benchmarking of loss rates and the ongoing refinement of modelling methodologies provide a means of identifying changes that may be required, but the process is inherently one of estimation.

Special purpose entities

In the normal course of business, the group participates, in a variety of ways, in financial structures involving special purpose entities. Judgment is required in determining whether the rights and obligations taken on result in the group having control of the special purpose entity and whether it should be included in the consolidated financial statements as a subsidiary.

Impairment of available-for-sale financial investments

Judgment is required in determining whether or not a decline in fair value of an available-for-sale financial investment below its original cost is of such a nature as to constitute impairment, and thus whether an impairment loss needs to be recognised under HKAS 39.

Liabilities under investment contracts

Estimating the liabilities for long-term investment contracts where the group has guaranteed a minimum return involves the use of statistical techniques. The selection of these techniques and the assumptions used about future interest rates and rates of return on equity, as well as behavioural and other future events, have a significant impact on the amount recognised as a liability.

Insurance contracts

Classification

HKFRS 4 and HKAS 39 require the group to determine whether an insurance contract that transfers both insurance risk and financial risk is classified as an insurance contract under HKFRS 4, or as a financial instrument, or whether the insurance and non-insurance elements of the contract should be accounted for separately. This process involves judgment and estimation of the amounts of different types of risks that are transferred or assumed under a contract. The estimation of such risks often involves the use of assumptions about future events and is thus subject to a degree of uncertainty.

Present value of in-force long-term assurance business ('PVIF')

The value of PVIF, which is recorded as an intangible asset, depends upon assumptions regarding future events. The assumptions are reassessed at each reporting date and changes in the estimates which affect the value of PVIF are reflected in the income statement.

Insurance liabilities

The estimation of insurance claims liabilities involves selecting statistical models and making assumptions about future events which need to be frequently calibrated against experience and forecasts.

Income taxes

The group is subject to income taxes in many jurisdictions and significant judgment is required in estimating the group's provision for income taxes. There are many transactions and interpretations of tax law for which the final outcome will not be established until some time later. The group recognises liabilities for taxation based on estimates of whether additional taxes will be payable. The estimation process includes seeking expert advice where appropriate. Where the final liability for taxation is different from the amounts that were initially recorded, these differences will affect the income tax and deferred tax provisions in the period in which the estimate is revised or the final liability is established.

Held to maturity securities

As indicated in section 1 - Accounting policies Note (g), certain debt instruments within the 'Financial investments' category are classified as held-to-maturity investments. In order to be able to use this classification, the group needs to exercise judgment upon initial recognition of the investments as to whether it has the positive intention and ability to hold them until maturity. A failure to hold these investments to maturity, in all but a limited number of circumstances, would result in the entire held-to-maturity category being reclassified as 'available-for-sale'. They would then be measured at fair value.


Consolidated income statement for the year ended 31Dec04
Reconciliation of HK GAAP and HKFRS

                                        Effect of transition to HKFRS (excluding HKAS 39)

                                                               Pension
                                                  Assets     and other
                                  20004      acquired in         post-                               Equity
                                     As     exchange for    retirement                         compensation
Figures in HK$m                reported         advances      benefits   Property  Goodwill           plans

Interest income                  57,911               (2)            -          -         -               -
Interest expense                (19,679)               -             -          -         -               -
Net interest income              38,232               (2)            -          -         -               -
Fee income                       19,874                -             -          -         -               -
Fee expense                      (3,184)               -             -          -         -               -
Net fee income                   16,690                -             -          -         -               -
Net trading income                6,615                -             -          -         -               8
Net investment income on
  assets backing policyholder
  liabilities                         -                -             -          -         -               -
Gains less losses from
  financial investments               -                -             -          -         -               -
Dividend income                     186                -             -          -         -               -
Net earned insurance  premiums        -                -             -          -         -               -
Other operating income            5,930               55             -          3         -               -
Total operating income           67,653               53             -          3         -               8
Net insurance claims incurred
  and movement in policyholder
  liabilities                        -                 -             -          -         -               -
Net operating income
  before loan impairment charges
  and other credit risk
  provisions                     67,653               53             -          3         -               8
Loan impairment charges and
  other credit risk provisions      769              (38)            -          -         -               -
Net operating income             68,422               15             -          3         -               8
Employee compensation
  and benefits                  (14,743)               -            33          -         -             (95)
General and administrative
  expenses                      (10,079)               -             -        (56)        -               -
Depreciation of property,
  plant and equipment            (2,096)               -             -        245         -               -
Amortisation of intangible
  assets                            (74)               -             -          -        73               -
Total operating expenses        (26,992)               -            33        189        73             (95)
Operating profit                 41,430               15            33        192        73             (87)
Profit on tangible fixed
  assets and long-term
  investments                     2,098              (16)            -          -       (62)              -
Surplus arising on property
  revaluation                     1,024                -             -         10         -               -
Share of profit in associates       414                -             -          -        32               -
Profit before tax                44,966               (1)           33        202        43             (87)
Tax expense                      (7,086)               -           (16)       (33)        -             (24)
Profit after tax                 37,880               (1)           17        169        43            (111)
Profit attributable to
  minority interests             (4,315)               -             -          -         -              18
Profit attributable to
  shareholders                   33,565               (1)           17        169        43             (93)

Reconciliation of HK GAAP and HKFRS

                                        Effect of transition to HKFRS (excluding HKAS 39)

                                      Investment                                                          2004
                        Insurance      contracts   Preference   Consolidation                               As
Figures in KK$m         contracts   reclassified       shares      and others  Reclassification       restated

Interest income               266              -            -            (228)                -         57,947
Interest expense                4              -       (1,540)            238                 -        (20,977)
Net interest income           270              -       (1,540)             10                 -         36,970
Fee income                     10              -            -            (408)                -         19,476
Fee expense                  (102)             -            -              91                 -         (3,195)
Net fee income                (92)             -            -            (317)                -         16,281
Net trading income             15              -            -             365                 -          7,003
Net investment income on
  assets backing
  policyholder
  liabilities               2,420         (1,522)           -               -                 -            898
Gains less losses from
  financial investments         -              -            -               -             1,497          1,497
Dividend income                (1)             -            -             (22)                -            163
Net earned insurance
  premiums                 18,222         (4,137)           -               -                 -         14,085
Other operating income     (3,436)             -            -              (5)            1,567          4,114
Total operating income     17,398         (5,659)      (1,540)             31             3,064         81,011
Net insurance claims
  incurred and movement
  in policyholder
  liabilities             (17,384)         5,659            -               -                 -        (11,725)
Net operating income
  before loan impairment
  charges and other
  credit risk provisions       14              -       (1,540)             31             3,064         69,286
Loan impairment charges
  and other credit risk
  provisions                    -              -            -               -               131            862
Net operating income           14              -       (1,540)             31             3,195         70,148
Employee compensation
  and benefits                  8              -            -              32                 -        (14,765)
General and administrative
  expenses                    (22)             -            -              (5)             (131)       (10,293)
Depreciation of property,
  plant and equipment           -              -            -              99                 -         (1,752)
Amortisation of intangible
  assets                        -              -            -            (100)                -           (101)
Total operating expenses      (14)             -            -              26              (131)       (26,911)
Operating profit                -              -       (1,540)             57             3,064         43,237
Profit on tangible fixed
  assets and long-term
  investments                   -              -            -              10            (2,030)             -
Surplus arising on
  property revaluation          -              -            -               -            (1,034)             -
Share of profit in
  associates                    -              -            -              (3)             (144)           299
Profit before tax               -              -       (1,540)             64              (144)        43,536
Tax expense                     -              -            -              27               144         (6,988)
Profit after tax                -              -       (1,540)             91                 -         36,548
Profit attributable
  to minority interests         -              -            -            (103)                -         (4,400)
Profit attributable to
  shareholders                  -              -       (1,540)            (12)                -         32,148

Consolidated balance sheet at 31 December 2004
Reconciliation of HK GAAP and HKFRS

                                      Effect of transition to HKFRS (excluding HKAS 39)

                                                          Pension
                                      At      Assets    and other
                                 31Dec04 acquired in        post-                               Equity
                                      as    exchange   retirement                         compensation
Figures in HK$m                 reported    advances     benefits   Property   Goodwill          plans
ASSETS
Cash and short-term funds        501,207           -            -          -          -              -
Placings with banks maturing
  after one month                 74,481           -            -          -          -              -
Items in the course of
  collection from other banks     13,479           -            -          -          -              -
Certificates of deposit           48,643           -            -          -          -              -
Hong Kong SAR Government
  certificates of indebtedness    92,334           -            -          -          -              -
Trading assets                    85,356           -            -          -          -              -
Derivatives                       54,837           -            -          -          -              -
Advances to customers            919,253        (561)           -          -          -              -
Financial investments            425,635           -            -          -          -            566
Amounts due from fellow
  subsidiary companies            82,592           -            -          -          -              -
Investments in associates         16,918           -            -       (107)        32              -
Goodwill and intangible assets     1,526           -            -          -         67              -
Property, plant and
  equipment                       42,080           -            -    (14,653)         -              -
Deferred tax assets                1,659           -            -          -          -              -
Retirement benefit assets          1,297           -           10          -          -              -
Other assets                      97,748         561            -      4,014         24            (83)
                               2,459,045           -           10    (10,746)       123            483

LIABILITIES
Hong Kong SAR currency
  notes in circulation            92,334           -            -          -          -              -
Deposits by banks                 73,098           -            -          -          -              -
Customer accounts              1,730,494           -            -          -          -              -
Items in the course of
  transmission to other banks     23,452           -            -          -          -              -
Trading liabilities               37,281           -            -          -          -              -
Derivatives                       50,635           -            -          -          -              -
Debt securities in issue         150,179           -            -          -          -              -
Retirement benefit
  liabilities                        211           -          116          -          -              -
Amounts due to fellow
  subsidiary companies            17,137           -            -          -          -              -
Amounts due to ultimate
  holding company                    479           -            -          -          -              -
Other liabilities                 39,096           -            -          -       (121)           (46)
Liabilities to policyholders
  under long-term assurance
  business                        62,643           -            -          -          -              -
Liabilities to customers under
  investment contracts                 -           -            -          -          -              -
Liabilities to customers under
  insurance contracts issued           -           -            -          -          -              -
Current taxation                   2,333           -            -          -          -              -
Deferred taxation                  4,676           -          (23)    (1,394)        50             88
Subordinated liabilities          11,142           -            -          -          -              -
Preference shares                      -           -            -          -          -              -
                               2,295,190           -           93     (1,394)       (71)            42

EQUITY
Share capital                     74,213           -            -          -          -              -
Other reserves                    17,399           -            -    (10,594)         -            332
Retained profits                  51,083           -          (83)     1,242        194            109
Proposed final
  interim dividend                 4,800           -            -          -          -              -
Shareholders' funds              147,495           -            -          -          -              -
Minority interests                16,360           -            -          -          -              -
                                 163,855           -            -          -          -              -
                               2,459,045           -           10    (10,746)       123            483

Reconciliation of HK GAAP and HKFRS

                                            Effect of transition to HKFRS (excluding HKAS 39)
                                                                                                       At
                                            Investment                                            31Dec04
                              Insurance      contracts             Preference   Consolidation          As
Figures in HK$m               contracts   reclassified   Netting       shares      and others    restated

ASSETS
Cash and short-term funds         5,098              -     4,287            -              52     510,644
Placings with banks maturing
  after one month                   230              -         -            -               -      74,711
Items in the course of
  collection from other
  banks                               -              -         -            -               -      13,479
Certificates of deposit           3,100              -         -            -               -      51,743
Hong Kong SAR Government
  certificates of
  indebtedness                        -              -         -            -               -      92,334
Trading assets                   (7,230)             -     8,330            -           1,276      87,732
Derivatives                           -              -    39,541            -              20      94,398
Advances to customers                 -              -         -            -             500     919,192
Financial investments            45,996              -         -            -             135     472,332
Amounts due from fellow
  subsidiary companies            6,330              -         -            -          (6,330)     82,592
Investments in associates             -              -         -            -            (500)     16,343
Goodwill and intangible
  assets                          3,513              -         -            -             223       5,329
Property, plant and
  equipment                           -              -         -            -            (223)     27,204
Deferred tax assets                   -              -         -            -              52       1,711
Retirement benefit assets             -              -         -            -               -       1,307
Other assets                    (66,259)             -        (1)           -            (240)     35,764
                                 (9,222)             -    52,157            -          (5,035)  2,486,815

LIABILITIES
Hong Kong SAR currency
  notes in circulation                -              -         -            -               -      92,334
Deposits by banks                     2              -     1,880            -               -      74,980
Customer accounts                  (227)             -       221            -          (2,377)  1,728,111
Items in the course of
  transmission to other banks         -              -         -            -               -      23,452
Trading liabilities                   -              -         -            -               -      37,281
Derivatives                           -              -    41,727            -               -      92,362
Debt securities in
  issue                             (55)             -     8,315            -          (3,277)    155,162
Retirement benefit liabilities        -              -         -            -               -         327
Amounts due to fellow
  subsidiary companies              219              -         -          432            (220)     17,568
Amounts due to ultimate
  holding company                     -              -         -           74               -         553
Other liabilities                   (54)             -        14         (506)         (1,225)     37,158
Liabilities to policyholders
  under long-term assurance
  business                       (9,107)       (54,938)        -            -           1,402           -
Liabilities to customers
  under investment contracts          -         28,516         -            -               -      28,516
Liabilities to  customers
  under insurance contracts
  issued                              -         26,422         -            -               -      26,422
Current taxation                      -              -         -            -               -       2,333
Deferred taxation                     -              -         -            -              (2)      3,395
Subordinated liabilities              -              -         -            -               -      11,142
Preference shares                     -              -         -       55,602               -      55,602
                                 (9,222)             -    52,157       55,602          (5,699)  2,386,698

EQUITY
Share capital                         -              -         -      (51,719)              -      22,494
Other reserves                        -              -         -       (3,883)          2,775       6,029
Retained profits                      -              -         -            -          (2,061)     50,484
Proposed final
  interim dividend                    -              -         -            -               -       4,800
Shareholders' funds                   -              -         -            -               -      83,807
Minority interests                    -              -         -            -             (50)     16,310
                                      -              -         -            -               -     100,117
                                 (9,222)             -    52,157            -          (5,035)  2,486,815


Consolidated balance sheet at 1 January 2005
Effect of transition impacted by HKAS 39

                                        Balance                   Balance
                                      excluding                 including
Figures in HK$m                         HKAS 39       HKAS 39     HKAS 39

ASSETS
Cash and short-term funds               510,644       (33,625)    477,019
Placings with banks maturing
  after one month                        74,711        (1,018)     73,693
Items in the course of collection
  from other banks                       13,479             -      13,479
Certificates of deposit                  51,743            (2)     51,741
Hong Kong SAR Government
  certificates of  indebtedness          92,334             -      92,334
Trading assets                           87,732        42,208     129,940
Financial assets designated at
  fair value                                  -        36,072      36,072
Derivatives                              94,398        (7,237)     87,161
Advances to customers                   919,192        (4,036)    915,156
Financial investments                   472,332       (37,635)    434,697
Amounts due from fellow
  subsidiary companies                   82,592        (1,477)     81,115
Investments in associates                16,343             -      16,343
Goodwill and intangible assets            5,329             -       5,329
Property, plant and equipment            27,204             -      27,204
Deferred tax assets                       1,711          (328)      1,383
Retirement benefit assets                 1,307             -       1,307
Other assets                             35,764        12,241      48,005
Total assets                          2,486,815         5,163   2,491,978

LIABILITIES
Hong Kong SAR currency notes in
  circulation                            92,334             -      92,334
Deposits by banks                        74,980        (2,325)     72,655
Customer accounts                     1,728,111       (34,994)  1,693,117
Items in the course of
  transmission to other banks            23,452             -      23,452
Financial liabilities designated
  at fair value                               -         1,254       1,254
Trading liabilities                      37,281       125,743     163,024
Derivatives                              92,362           654      93,016
Debt securities in issue                155,162       (91,473)     63,689
Retirement benefit liabilities              327             -         327
Amounts due to fellow subsidiary
  companies                              17,568        (1,731)     15,837
Amounts due to ultimate holding
  company                                   553             -         553
Other liabilities                        37,158         6,445      43,603
Liabilities to customers under
  investment contracts                   28,516             -      28,516
Liabilities under insurance
  contracts issued                       26,422             -      26,422
Current taxation                          2,333            29       2,362
Deferred taxation                         3,395          (155)      3,240
Subordinated liabilities                 11,142            74      11,216
Preference shares                        55,602             -      55,602
Total liabilities                     2,386,698         3,521   2,390,219

CAPITAL RESOURCES
Share capital                            22,494             -      22,494
Other reserves                            6,029         1,333       7,362
Retained profits                         50,484           (39)     50,445
Proposed final interim dividend           4,800             -       4,800
Shareholders' funds                      83,807             -      85,101
Minority interest                        16,310           348      16,658
                                        100,117             -     101,759
                                      2,486,815         5,163   2,491,978



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  06 March 2006